CITIZENS, INC.

2006 ANNUAL REPORT


07053503



Leading the Way


Canael van Bahama
Bahama
Bimini
Lucayoneque

10-K REPORT AND CORPORATE GOVERNANCE INFORMATION AVAILABILITY

Citizens, Inc.'s earnings and financial position for the year ended December 31, 2006, have been presented in your Annual Report as well as in the Form 10-K report filed with the Securities and Exchange Commission. A copy of the Form 10-K report with the financial statements and the schedules thereto will be mailed without charge (except for exhibits) to a Shareholder upon written request to the Secretary, Citizens, Inc., P.O. Box 149151, Austin, Texas 78714-9151. The 10-K, Audit Committee Charter, Code of Ethics and related corporate governance information may be found on the Company's web site at www.citizensinc.com. In 2006, Citizens, Inc. filed the NYSE CEO Certification with the NYSE. The Sarbanes-Oxley Act Section 302 CEO/CFO Certifications were filed with the SEC as an exhibit to the Form 10-K for the year ended 2006.

This Annual Report should not be regarded as Proxy soliciting material nor as a communication by which any solicitation is to be made.



Table of Contents

Five-Year Financial Highlights	2
Letter to Shareholders	3
Acquisition History	8
Stock Price History	9
Shareholder Information	10
Citizens' Business	12
Officers	14
Directors	15
Consultants	16
Forward-Looking Statements	17
Reports of Independent Registered Public Accounting Firms	18
Consolidated Financial Statements	20
Notes to Consolidated Financial Statements	27
Performance Graph	62
Management's Discussion and Analysis of Financial Condition and Results of Operations	63

Five-Year Financial Highlights

	YEAR ENDED DECEMBER 31 (In thousands)				
	2006	2005	2004	2003	2002
OPERATING DATA					
Premiums	$ 128,496	$ 116,274	$ 79,914	$ 75,643	$ 67,928
Total Revenues	$ 158,059	$ 142,113	$ 99,859	$ 92,060	$ 82,901
Net Income	$ 8,677	$ 7,302	$ 7,732	$ 3,126	$ 4,254
Insurance In Force	$ 4,382,530	$ 4,058,072	$ 3,736,355	$ 2,619,167	$ 2,408,004
Insurance Written	$ 727,134	$ 725,199	$ 570,462	$ 433,697	$ 410,352
BALANCE SHEET DATA (AS OF YEAR END)					
Total Assets	$ 711,184	$ 661,889	$ 661,212	$ 390,093	$ 326,291
Total Invested Assets	$ 515,055	$ 484,811	$ 475,802	$ 275,188	$ 226,009
Total Liabilities	$ 558,690	$ 513,380	$ 520,179	$ 263,066	$ 224,499
Stockholders' Equity	$ 139,611	$ 136,963	$ 135,131	$ 127,027	$ 101,792
YEAR END PER SHARE DATA					
GAAP Book Value	$ 3.38	$ 3.33	$ 3.29	$ 3.10	$ 2.76
Net Income Applicable to Common Shareholders Per Share	$ 0.16	$ 0.13	$ 0.17	$ 0.08	$ 0.12

Letter to Shareholders

In today's society, it is generally agreed that one of the key problems mankind faces is outliving its means to provide. In simpler terms, today we don't worry about dying at young ages, as earlier generations feared. Rather, we worry about outliving our resources. The problem is no longer dying too soon, but living too long. Citizens has helped individuals and families around the world cope with this very real problem by leading the way to the achievement of a lifetime income.

Cash value life insurance has been available for more than 200 years. Unfortunately, the emphasis has traditionally been placed on the death benefit rather than the cash accumulation features of the product. Because of the emphasis on death, for many years the life insurance industry has focused on term and universal life policies that build large death benefits. For the past 30 years, Citizens has placed the emphasis on the cash accumulation features to assist individuals in their attempt to accumulate cash for educational purposes, medical emergencies, and most importantly for those later years in life when maintaining one's lifestyle is desirable, but the means to do so may not be available through other sources.

Through the use of settlement options contained in the contract, Citizens can provide its policyholders a means to receive multiples of the premiums paid in during the lifetime of the policy during their later years in life, while still providing a death benefit in the rare event that they die at a young age. This unique approach is really very simple. Through the use of compound interest and actuarial studies of expected lifetimes, the Company can return to the policyholder a multiple of the monthly premiums paid in during the life of the policy. The younger the age that the premium payments begin, the greater the multiple that can be returned in the form of monthly income at retirement.



This concept is being recognized around the world as Citizens expands its reach. In 2006, we received applications from 36 countries around the world. Today, we issue policies in English, Spanish, Mandarin and Portuguese; however, the potential market for the Company's products is world wide. As we enter 2007, the diversity of the markets we serve has never been greater.

Although the international marketplace continues to be the bellwether source for new revenues, the United States market is now playing a significant role. Through the acquisition of Security Plan Life Insurance Company in 2004, we now have a large and stable presence in the United States. Although the gulf coast of the United States was devastated in 2005 as the result of Hurricanes Katrina and Rita, Security Plan, which had more than 30% of its premium in affected areas, was successful in retaining more than 95% of its clients. By early 2006, those policies that were lost were replaced by new ones at such a rate that premium income grew for 2006 compared to 2005 in that market. At year end 2006, the Home Service Market served by Security Plan represented 29.6% of the Company's total premium revenue.

In 2006, we did not make an acquisition of another company, despite considering numerous opportunities. We are committed to the strategy of making only those acquisitions that we believe can be accretive. We continue to look for larger transactions that reflect the growth in the Company's asset base; however, finding attractive possibilities can be a slow process. Citizens is fortunate in that we are not dependent on acquisitions for our growth. As you will see below, 2006 was a record year in many ways, despite the fact that we did not complete a transaction during the year. In the history of the life insurance industry, there have been companies that have been great acquirers of other companies, and others that have been great writers of new business. However, never in my career, has there been a company that has demonstrated the ability to generate growth both organically by writing new business and significantly through accretive acquisitions. Citizens is such a company. As we enter 2007, we stand postured to set yet another record for new premium income written and poised to make what would become our 18th acquisition. Through our relationship with Regions Bank, we have available a $75 million line of credit to use for potential transactions.


NET INVESTMENT INCOME
(IN MILLIONS)
$30
$25
$20
$15
$10
$5
$0
$27.0
$23.6
$17.0
$14.3
$14.3
2006
2005
2004
2003
2002

We received a decision in early 2007 from the Texas Supreme Court that it agreed with the Company's position and

Letter to Shareholders

overturned the class-action status of a major lawsuit that had been pending since 1999. The Supreme Court overturned the class certification and sent the case back to the trial court for further proceedings. This action affirms our belief that the certification was inappropriate.


TOTAL REVENUE
(IN MILLIONS)
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$158
$142
$99.8
$92
$83
2006
2005
2004
2003
2002

We closed 2006 with solid momentum. Net income for 2006 was $8.7 million, up 18.8% from 2005, when earnings were $7.3 million. Increased premium income, resulting from the large volumes of new business the Company's written over the past five years, as well as an increase in net investment income, fueled the growth in net income.

Total revenues for 2006 were $158.1 million, up 11.2% over 2005 revenues of $142.1 million. Premium income during 2006 increased to $128.5 million from $116.3 million, up 10.5%. Because this premium stream is comprised primarily of cash value, ordinary whole life products, the Company has also experienced significant growth in policy reserves and assets. During 2006, policy reserves grew by $30.7 million and in 2005 they increased $23.6 million. These reserves, which represent provisions for future benefit payments, are calculated using conservative interest assumptions generally in the 5.5% range and provide a source of excess interest earnings, provided that the yield on the investment of the underlying assets exceeds the rate credited on the reserve. Currently, such return on newly invested funds is averaging 6.1% and above. Total assets reached $711.2 million at December 31, 2006 compared to $661.9 million at the end of 2005, much of the growth due to the increase in reserves.

Net investment income grew by more than 14.5% in 2006 to $27.0 million from $23.6 million in 2005, the increase due to the growth in the asset base and higher yields available during the early part of 2006. We continue to invest in conservative instruments, most notably bonds issued by FNMA and FHLB.

Letter to Shareholders

Claims and surrenders increased 8.8% in 2006 to $56.3 million from $51.7 million in 2005. A significant portion of the increase was due to casualty claims incurred by Security Plan Fire Insurance Company, which was a part of the 2004 acquisition of Security Plan Life Insurance Company. Although a relatively small portion of the Company's overall operations (total premium income of $4.8 million), this company was significantly impacted by Hurricanes Katrina and Rita that ravaged the gulf coast in 2005. Due to regulatory and judicial rulings that extended the period during which claims could be filed, as well as extending the period for mediating disputed claims, casualty claims increased by 40.9% in 2006 to $5.2 million from $3.7 million in 2005. Management increased the reserves for additional potential claim filings at December 31, 2006 and believes such reserves are adequate to provide for future claims filings related to the 2005 hurricanes.

Underwriting, acquisition and insurance expenses increased by 8.6% in 2006 to $27.6 million from $25.4 million for the year ended December 31, 2005. The increase was largely attributable to increased audit fees related to financial statements and Sarbanes-Oxley audits, as well as an increase in the contribution to the Company's profit sharing plan for employees to reflect the growth in the number of employees following the acquisition of Security Plan. We continue to look for opportunities to reduce expenses through the consolidation of operations between offices in Austin, Texas and Donaldsonville, Louisiana.

Every year, it seems that this letter closes with a note of thanks to our marketing consultants around the world for another record year in production. Certainly 2006 was no exception, with issued and paid annualized premiums reaching an all-time high of $27.9 million during the year. Through their efforts, Citizens


PREMIUM BY GEOGRAPHIC AREA
U.S.
Columbia
Taiwan
Argentina
Venezula
Other Foreign
40.8%
16.6%
7.3%
6.5%
6.5%
22.3%

Letter to Shareholders

continues to lead the way for our clients around the world to experience the living benefits of life insurance that our founder, Harold Riley has espoused for more than 50 years. To each of these individuals, thanks and "well done." Additional recognition is also due to the members of our home office staff who process this business in a timely, professional manner day in and day out. Lastly, to our more than 100,000 shareholders around the world, a word of thanks for your continued support and loyalty.

Thanks a million for your support.



President
Citizens, Inc.

Acquisition History

YEAR	COMPANY
2004	Security Plan Life Insurance Company Security Plan Fire Insurance Company
2003	First Alliance Corporation Mid-American Alliance Corporation
2002	Combined Underwriters Life Insurance Company Lifeline Underwriters Life Insurance Company
1999	First Investors Group, Inc.
1997	American Investment Network, Inc. First American Investment Corporation National Security Life and Accident Insurance Company
1996	Insurance Investors & Holding Company
1995	American Liberty Financial Corporation
1992	First Centennial Corporation
1989	Continental Investors Life Insurance Company - Alabama
1988	Equities International Life Insurance Company
1987	Continental Investors Life, Inc.
1981	Founders Preferred Life Insurance Company
1975	Citizens Standard Life Insurance Company
1974	Non-Commissioned Officers Life Insurance Company

Stock Price History

COMMON STOCK PRICES

	2006		2005*	
QUARTER ENDED	HIGH	LOW	HIGH	LOW
March 31	$ 5.60	$ 4.78	$ 5.80	$ 5.01
June 30	5.54	4.57	5.79	4.79
September 30	6.04	4.88	6.93	5.70
December 31	6.97	5.60	6.05	4.92

* Adjusted for 7% stock dividend paid in 2005



SHAREHOLDER INFORMATION

STOCK MARKET LISTING

STOCK EXCHANGE

New York Stock Exchange (NYSE)

SYMBOL

CIA

Quotes on the daily bid and asking prices may be obtained in daily newspapers where the stock is listed as CITIZENSINC or CTZINC under the NYSE listings.

TRANSFER AGENT & REGISTRAR

Computershare Trust Company NA
250 Royall Street
Canton, MA 02021

PHONE

877-785-9659

WEBSITE

www-us.computershare.com

As a Citizens, Inc. shareholder, you are invited to take advantage of shareholder services through Computershare Trust Company. Computershare Trust Company, our transfer agent, maintains the records for our registered shareholder and can help you with a variety of shareholder related services including:

- Change of name or address
- Consolidation of accounts
- Transfer of stock to another person
- Lost stock certificates
- Additional administrative services

You may access your account online through Computershare Investor Services at www-us.computershare.com. Through this website you can view real-time account information, buy or sell shares, and opt for electronic delivery of shareholder communications. To set up access to your shareholder account information through the Computershare website, you will need to establish a PIN (Personal Identification Number) using your Investor ID number.

HOW TO BUY STOCK

The Company's stock may be purchased through any securities brokerage firm by giving the Company's symbol (CIA) and placing an order for the amount you desire to invest or the number of shares you wish to purchase.

You may also purchase shares through our administrator, Computershare Investor Services. Through Computershare, you can purchase shares systematically or on a one-time basis. For more information, contact our investor relations department at 512-837-7100, visit Citizens' website: www.citizensinc.com; or Computershare Investor Services at their website: www-us.computershare.com to receive more information.

Shareholder Information

WHERE TO SELL SHARES

The Company's stock for which you hold a certificate may be sold through any securities brokerage firm by placing a call and advising them of the number of shares you wish to sell and at what price.

If you hold a certificate issued by a company that has merged with Citizens, you must convert such certificate into Citizens shares prior to transfer. This may be achieved by forwarding the certificate to the stock transfer agent along with a letter requesting conversion.

ADDRESS CHANGE

When your address changes, you should immediately notify Computershare Investor Services. An invalid address may cause your stockholder mail and reports to be returned to the transfer agent.

HOW TO TRANSFER SHARES

A transfer of shares may be accomplished by properly filling in the assignment form on the reverse side of your stock certificate and signing the form exactly as your name appears on the face of the certificate. Your signature must be guaranteed by a national bank or brokerage firm that is a member of a major stock exchange. The certificate with the assignment form, properly completed, should be sent by registered mail to the transfer agent for processing.

LOST STOCK CERTIFICATES

Should your stock certificate become lost or missing, a notice of such should be mailed to the transfer agent so a "stop order" can be placed on the registration of the missing certificate. The notice letter should contain as much information as possible, such as:

- Name on the certificate
- Number of the certificate
- Date of issue

A lost certificate affidavit will be mailed to you, which must be completed, signed, notarized, and returned to Computershare before a new certificate can be issued. The transfer agent will require an indemnity bond for the lost certificate. The bond costs approximately three percent of the market value of the lost certificate.

TO CONTACT CITIZENS

MAILING ADDRESS

P.O. Box 149151, Austin, Texas 78714,
or
400 E. Anderson Lane, Austin, Texas 78752

PHONE

512-837-7100

FAX

512-836-9334

E-MAIL

PR@citizensinc.com

WEBSITE

www.citizensinc.com

Citizens' Business

Citizens, Inc. (the Company) is a leading insurance holding company serving the life insurance needs of individuals in more than 36 countries and the United States through a strategy of offering ordinary life insurance products in niche markets. The Company's core operations include:

- the issuance of ordinary life insurance in U.S. dollar denominated amounts to significant net worth foreign nationals through outside marketing consultants, principally in Latin America and the Pacific Rim; and

- Offering final expense ordinary life insurance through the home service distribution channel.

CICA Life Insurance Company (formerly Citizens Insurance Company of America) has offered life insurance internationally since 1975 and domestically since 1969. It is one of the leading writers of U.S. dollar denominated ordinary life insurance in the international market. Our Life Insurance segment accounted for approximately 67% of the Company's 2006 revenues. The average face amount on such policies is $52,000. CICA Life has no assets outside the U.S. and requires all premiums to be paid in U.S. dollars on drafts drawn on U.S. banks to avoid foreign appropriations, tainted funds and currency exchange risks. Many of the inherent risks in foreign countries such as political instability, hyperinflation and economic disruptions tend to improve, rather than hurt, CICA Life's business because such events tend to encourage individuals to convert assets out of local currency into the more stable U.S. Dollar. The domestic life policies of our life insurance segment consist of ordinary whole life, credit life insurance, credit disability insurance, and final expense policies, sold primarily throughout the Midwest and southern U.S.

In October 2004, the Company entered the home service distribution channel through the acquisition of Security Plan Life Insurance Company ("Security Plan"), a significant provider of final expense ordinary life insurance in Louisiana. Security Plan uses the home service distribution channel whereby policies are sold and serviced using employee-agents who work on a route system to collect premiums. Virtually all of Security Plan's business has been written in Louisiana. Additionally, Security Plan owns a small casualty insurer, Security Plan Fire Insurance Company, that writes limited dwelling and contents coverage on risks in the State of Louisiana.

Citizens' Business

The Company's objective is to grow its asset base and profitability through:

- building assets through the issuance of cash accumulation and final expense ordinary life insurance products;
- strategic acquisitions of domestic life insurance companies; and
- expanding our distribution channels of ordinary life insurance.

These subsidiaries offer their products through a network of 3,000 marketing consultants, independent agents and employee agents around the world, and provide underwriting, investment and administrative functions through 170 employees in its executive offices in Austin, Texas and a support center in Donaldsonville, Louisiana.

CITIZENS, INC. FINANCIAL GROUP OF COMPANIES

.... CICA LIFE Insurance Company of America (CICA)

.... Citizens National Life Insurance Company (Citizens National)

.... Security Plan Life Insurance Company (Security Plan)

.... Security Plan Fire Insurance Company (SPFIC)



Officers

Citizens, Inc. Financial Group of Companies

CITIZENS, INC.

Harold E. Riley
Chairman of the Board, Chief Executive Officer

Rick D. Riley
Vice Chairman

Mark A. Oliver
President, Chief Corporate Officer and
Chief Investment Officer

Ray A. Riley
Executive Vice President,
Chief Marketing Officer

Larry D. Welch
Executive Vice President, Chief Operating Officer

Geoffery M. Kolander
Vice President, General Counsel & Secretary

Larry E. Carson
Vice President, Chief Financial Officer
and Treasurer

Thomas F. Kopetic
Vice President, Accounting

CICA LIFE INSURANCE COMPANY OF AMERICA AND SUBSIDIARIES

Rick D. Riley
Chairman of the Board,
President and Chief Executive Officer

Mark A. Oliver
Chief Investment Officer

Ray A. Riley
Executive Vice President,
Chief Marketing Officer

Larry D. Welch
Executive Vice President, Chief Operating Officer

Geoffrey M. Kolander
Vice President, General Counsel & Secretary

Larry E. Carson
Vice President, Chief Financial Officer
and Treasurer

Thomas F. Kopetic
Vice President, Accounting

Michael P. Buchweitz
Vice President, Chief Underwriter

Randall H. Riley**
Vice President, Latin American Division

Hengli (Henry) Zhang **
Vice President, Asian Division

Sidney L. Harp *
Executive Vice President, Home Service Division

Jonathan M. Pollio
Vice President, Chief Actuary

Sarah C. Morris
Vice President, Claims

Robert E. Rainey, Jr.
Vice President, Electronic Systems

Jennifer K. Hunter
Assistant Vice President, Systems Training

Michael R. Hopkins
Assistant Vice President, Office Services

* Security Plan Life Insurance Company and Security Plan Fire Insurance Company only
** CICA LIFE Insurance Company of America only

Directors

Harold E. Riley [1]
Chairman of the Board
Citizens, Inc.
Austin, Texas

E. Dean Gage [1] [2]
Executive Director and Bridges Chair
Center for Executive Leadership
Veterinary Medical Education
Texas A&M University
College Station, Texas

Mark A. Oliver
President, Chief Corporate Officer and
Chief Investment Officer
Citizens, Inc.
Austin, Texas

Rick D. Riley
Vice Chairman
Citizens, Inc.
Austin, Texas

Richard C. Scott [2] [3]
Former Vice President- Development
Baylor University
Waco, Texas

Steven F. Shelton [3]
Farmer/Rancher
Principal owner of Prairie Wind Energy
Lamar, Colorado

Grant G. Teaff [3]
Executive Director
American Football Coaches Association
Waco, Texas

Timothy T. Timmerman [1] [2]
President, Commerce Properties of Texas
Austin, Texas

Dr. Robert B. Sloan, Jr. [4]
President and Chief Executive Officer
Houston Baptist University
Houston, Texas

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Advisory Director



CONSULTANTS

ACCOUNTANTS

Ernst & Young LLP
401 Congress, Suite 1800
Austin, TX 78701

Helin, Donovan, Trubee & Wilkinson LLP
5918 West Courtyard Drive, Suite 400
Austin, Texas 78730

ACTUARIES

Rudd and Wisdom, Inc.
9500 Arboretum Blvd., Suite 200
Austin, Texas 78759

Lewis & Ellis, Inc.
2175 North Glenville Drive
Richardson, Texas 75081

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company NA
250 Royall Street
Canton, MA 02021

ATTORNEYS AT LAW

Davis & Davis
9442 Capital of Texas Highway N.
Austin, Texas 78759

Heath, Davis & McCalla
200 Perry Brooks Building
Austin, Texas 78701

Huval, Veazey, Felder & Aertker
532 East Boston Street
Covington, LA 70433

Jones & Keller
1625 Broadway, Suite 1600
Denver, Colorado 80202

Forward-Looking Statements

Certain statements contained in this Annual Report are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the "Act"), including, without limitation, statements specifically identified as forward-looking statements within this document. Many of these statements contain risk factors as well. In addition, certain statements in future filings by the Company with the Securities and Exchange Commission, in press releases, and in oral and written statements made by or with the approval of the Company which are not statements of historical fact constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements, include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or non-payment of dividends, capital structure, and other financial items, (ii) statements of our plans and objectives by our management or Board of Directors including those relating to products or services, (iii) statements of future economic performance and (iv) statements of assumptions underlying such statements. Words such as "believes," "anticipates," "expects," "intends," "targeted," "may," "will" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the strength of foreign and U.S. economies in general and the strength of the local economies where our policyholders reside; (ii) the effects of and changes in trade, monetary and fiscal policies and laws; (iii) inflation, interest rates, market and monetary fluctuations and volatility; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by existing and potential customers; (v) changes in consumer spending, borrowing and saving habits; (vi) a concentration of business from persons residing in Latin America and the Pacific Rim; (vii) uncertainties in assimilating acquisitions; (viii) the persistency of existing and future insurance policies sold by the Company and its subsidiaries; (ix) the dependence of the Company on its Chairman of the Board; (x) the ability to control expenses; (xi) the effect of changes in laws and regulations (including laws and regulations concerning insurance) with which the Company and its subsidiaries must comply, (xii) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board, (xiii) changes in the Company's organization and compensation plans; (xiv) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; and (xv) the success of the Company at managing the risks involved in the foregoing.

Such forward-looking statements speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

We make available, free of charge, through our Internet website (http://www.citizensinc.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 reports filed by officers and directors, news releases, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after we electronically file such reports with, or furnish such reports to, the Securities and Exchange Commission. We are not including any of the information contained on our website as part of, or incorporating it by reference into, this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Citizens, Inc.:

We have audited the accompanying consolidated statement of financial position of Citizens, Inc. and subsidiaries as of December 31, 2006 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens, Inc. and subsidiaries at December 31, 2006 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As described in Note 1(q) to the consolidated financial statements, during the fourth quarter 2006, the Company adopted Securities and Exchange Commission Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements* ("SAB No. 108"). In accordance with the transition provisions of SAB No. 108, the Company recorded an adjustment to retained deficit effective January 1, 2006 for the correction of prior period misstatements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Citizens, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2007 expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

Ernst & Young LLP

Austin, Texas
March 30, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Citizens, Inc.:

We have audited the accompanying consolidated statement of financial position of Citizens, Inc. and subsidiaries (the Company) as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens, Inc. and subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas
March 16, 2006

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN THOUSANDS) DECEMBER 31, 2006 & 2005

ASSETS		2006	2005
INVESTMENTS:			
● Fixed maturities held-to-maturity, at amortized cost (fair value: $0 and $9,144 in 2006 and 2005, respectively)	$	-	7,640
● Fixed maturities available-for-sale, at fair value (cost: $497,939 and $457,387 in 2006 and 2005, respectively)		488,318	449,931
● Equity securities available-for-sale, at fair value (cost: $279 and $429 in 2006 and 2005, respectively)		312	610
● Mortgage loans on real estate (less $0 and $50 allowance for loan losses in 2006 and 2005, respectively)		456	833
● Policy loans		23,542	23,918
● Real estate and other long-term investments (less $206 and $172 accumulated depreciation in 2006 and 2005, respectively)		2,427	1,879
TOTAL INVESTMENTS		515,055	484,811
Cash and cash equivalents		24,521	18,311
Accrued investment income		7,107	6,478
Reinsurance recoverable		16,044	19,118
Deferred policy acquisition costs		86,975	70,410
Other intangible assets		1,093	2,095
Cost of customer relationships acquired		34,812	39,259
Excess of cost over net assets acquired		11,386	12,402
Property and equipment, net		7,350	7,737
Due premium, net (less $1,440 and $0 allowance for doubtful accounts in 2006 and 2005, respectively)		6,078	28
Other assets		763	1,240
TOTAL ASSETS	$	711,184	661,889

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, CONTINUED

(IN THOUSANDS) DECEMBER 31, 2006 & 2005

LIABILITIES AND STOCKHOLDERS' EQUITY		2006	2005
LIABILITIES:			
FUTURE POLICY BENEFIT RESERVES:			
● Life insurance	$	473,355	436,717
● Annuities		20,761	19,440
● Accident and health		10,604	11,580
Dividend accumulations		5,027	5,067
Premium deposits		11,897	9,942
Policy claims payable		9,448	11,227
Undearned premium		1,812	1,684
Other policyholders' funds		3,771	3,789
TOTAL POLICY LIABILITIES		536,675	499,446
Commissions payable		2,581	2,667
Federal income tax payable		2,031	448
Deferred Federal income tax		1,498	1,621
Warrants outstanding		1,831	1,587
Funds held in trust and other liabilities		14,074	7,611
TOTAL LIABILITIES		558,690	513,380
Commitments and contingencies (Note 10)			
Cumulative convertible preferred stock - Series A (Series A-1 $500 stated value per share, 25,000 shares issued, authorized and outstanding in 2006 and 2005; Series A-2 - $935 stated value per share, 5,000 shares authorized, 4,014 issued and outstanding in 2006 and 2005)		12,883	11,546
STOCKHOLDERS' EQUITY:			
COMMON STOCK:			
● Class A, no par value, 100,000,000 shares authorized, 43,425,524 shares issued in 2006 and 43,300,934 shares issued in 2005, including shares in treasury of 3,135,738 in 2006 and 2005		210,066	211,403
● Class B, no par value, 2,000,000 shares authorized, 1,001,714 shares issued and outstanding in 2006 and 2005		3,184	3,184
Retained deficit		(56,282)	(61,812)
Accumulated other comprehensive loss:			
Unrealized losses on securities, net of tax		(6,346)	(4,801)
		150,622	147,974
Treasury stock, at cost		(11,011)	(11,011)
TOTAL STOCKHOLDERS' EQUITY		139,611	136,963
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	711,184	661,889

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS) YEARS ENDED DECEMBER 31, 2006, 2005 & 2004

		2006	2005	2004
REVENUES:				
PREMIUMS:				
● Life insurance	$	123,258	111,087	78,013
● Accident and health		1,461	1,560	788
● Property		3,777	3,627	1,113
Net investment income		26,975	23,568	17,005
Realized gains, net		1,286	419	389
Decrease (increase) in fair value of warrants		(244)	489	256
Other income		1,546	1,363	2,295
TOTAL REVENUES		158,059	142,113	99,859
BENEFITS AND EXPENSES:				
INSURANCE BENEFITS PAID OR PROVIDED:				
● Claims and surrenders		56,261	51,705	34,947
● Increase in future policy benefit reserves		30,719	23,603	18,120
● Policyholders' dividends		5,384	4,789	4,142
TOTAL INSURANCE BENEFITS PAID OR PROVIDED		92,364	80,097	57,209
Commissions		35,691	32,985	21,274
Other underwriting, acquisition and insurance expenses		27,607	25,429	17,391
Capitalization of deferred policy acquisition costs		(26,986)	(24,388)	(17,241)
Amortization of deferred policy acquisition costs		11,391	10,313	8,439
Amortization of cost of customer relationships acquired and other intangibles		4,650	5,881	4,136
Loss on coinsurance agreement		-	-	563
TOTAL BENEFITS AND EXPENSES		144,717	130,317	91,771
Income before Federal income tax	$	13,342	11,796	8,088
Federal income tax expense		4,665	4,494	356
Net income	$	8,677	7,302	7,732
Net income applicable to common stockholders		6,654	5,326	6,803
Weighted average shares outstanding - basic and diluted	$	41,218	41,105	41,017
Basic and diluted earnings per share of common stock	$	0.16	0.13	0.17

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY & COMPREHENSIVE INCOME

(IN THOUSANDS) YEARS ENDED DECEMBER 31, 2006, 2005 & 2004

		COMMON STOCK		RETAINED EARNINGS (DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK		STOCKHOLDERS' EQUITY
		CLASS A	CLASS B					
BALANCE AT DECEMBER 31, 2003	$	178,066	2,437	(46,077)	1,272	(8,672)		127,026
COMPREHENSIVE INCOME:								
Net income		–	–	7,732	–	–		7,732
Unrealized investment losses, net		–	–	–	(2,021)	–		(2,021)
Total comprehensive income		–	–	7,732	(2,021)	–		5,711
Beneficial conversion feature on preferred stock		3,073	–	–	–	–		3,073
Accretion of deferred issuance costs and discounts on preferred stock		(679)	–	–	–	-		(679)
Stock dividend		16,878	390	(16,047)	–	(1,221)		–
BALANCE AT DECEMBER 31, 2004	$	197,338	2,827	(54,392)	(749)	(9,893)		135,131
COMPREHENSIVE INCOME:								
Net income		–	–	7,302	–	–		7,302
Unrealized investment losses, net		–	–	–	(4,052)	–		(4,052)
Total comprehensive income		–	–	7,302	(4,052)	–		3,250
Accretion of deferred issuance costs and discounts on preferred stock		(1,418)	–	–	–	–		(1,418)
Stock dividend		15,483	357	(14,722)	–	(1,118)		–
BALANCE AT DECEMBER 31, 2005	$	211,403	3,184	(61,812)	(4,801)	(11,011)		136,963
Cummulative effect of adopting SEC Staff Accounting Bulletin No. 108		–	–	(3,147)				(3,147)
COMPREHENSIVE INCOME:								
Net income		–	–	8,677	–	–		8,677
Unrealized investment losses, net		–	–	–	(1,545)	–		(1,545)
Total comprehensive income		–	–	8,677	(1,545)	–		7,132
Accretion of deferred issuance costs and discounts on preferred stock		(1,337)	–	–	–	–		(1,337)
BALANCE AT DECEMBER 31, 2006	$	210,066	3,184	(56,282)	(6,346)	(11,011)	$	139,611

A summary of the number of shares of common stock of Class A, Class B and treasury stock issued is as follows:

	COMMON STOCK CLASS A	COMMON STOCK CLASS B	TREASURY STOCK
BALANCE AT DECEMBER 31, 2003	37,674	875	(2,739)
Stock dividend	2,690	61	(192)
BALANCE AT DECEMBER 31, 2004	40,364	936	(2,931)
Stock dividend	2,937	66	(205)
BALANCE AT DECEMBER 31, 2005	43,301	1,002	(3,136)
Stock dividend	125	-	-
BALANCE AT DECEMBER 31, 2006	43,426	1,002	(3,136)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS) YEARS ENDED DECEMBER 31, 2006, 2005 & 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 8,677	7,302	7,732
Adjustments to reconcile net income to net cash provided by operating activities, net of assets acquired:			
● Realized gains on sale of investments and other assets	(1,286)	(419)	(389)
● Net deferred policy acquisition costs	(16,565)	(14,075)	(8,802)
● Amortization of cost of customer relationships acquired, and other intangibles	4,650	5,881	4,136
● Loss on coinsurance agreements	–	–	563
● Increase (decrease) in fair value of options and warrants	244	(489)	(256)
● Depreciation	1,297	897	878
● Amortization of premiums and discounts on fixed maturities	1,467	1,154	448
● Deferred Federal income tax expense (benefit)	829	2,903	(1,118)
Change in:			
● Accrued investment income	(644)	(364)	(130)
● Reinsurance recoverable	3,452	(1,311)	(10,381)
● Other receivables	(1,089)	–	–
● Future policy benefit reserves	31,741	23,003	16,835
● Other policy liabilities	(46)	4,867	795
● Federal income tax	1,330	(859)	344
● Commissions payable and other liabilities	4,854	2,469	(778)
● Other, net	166	3,547	(1,189)
NET CASH PROVIDED BY OPERATING ACTIVITIES	39,077	34,506	8,688
CASH FLOWS FROM INVESTING ACTIVITIES:			
● Sale of fixed maturities, held to maturity	2,472	–	–
● Sale of fixed maturities, available-for-sale	14,006	14,569	42,824
● Maturity of fixed maturities, available-for-sale	57,473	93,746	89,615
● Purchase of fixed maturities, available-for-sale	(107,080)	(132,557)	(82,634)
● Sale of equity securities, available-for-sale	334	616	63
● Principal payments on mortgage loans	201	89	272
● Mortgage loans funded	–	(100)	(194)

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

(IN THOUSANDS) YEARS ENDED DECEMBER 31, 2006, 2005 & 2004

	2006	2005	2004
● Sale of other long-term investments and property and equipment	$ 264	686	490
● Principal payments on note receivable	475	396	–
● (Increase) decrease in policy loans, net	(428)	398	1,228
● Purchase of other long-term investments and property and equipment	(1,277)	(432)	(3,485)
● Cash paid for acquisition, net	–	–	(82,232)
Net cash used in investing activities	(33,560)	(22,589)	(34,053)
CASH FLOWS FROM FINANCING ACTIVITIES:			
● Proceeds from issuance of convertible preferred stock	–	3,751	12,500
● Payment of convertible preferred stock issuance costs	–	(187)	(1,211)
● Proceeds from note payable	–	–	30,000
● Payoff of note payable	–	(30,000)	–
● Annuity and universal life deposits	2,520	3,021	3,520
● Annuity and universal life withdrawls	(1,827)	(1,912)	(2,739)
Net cash provided by (used in) financing activities	693	(25,327)	42,070
Net increase (decrease) in cash and cash equivalents	6,210	(13,410)	16,705
Cash and cash equivalents at beginning of year	18,311	31,721	15,016
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 24,521	18,311	31,721
SUPPLEMENTAL DISCLOSURE OF OPERATING ACTIVITIES:			
Cash paid during the year for:			
● Interest	$ –	695	–
● Income taxes	$ 2,506	2,450	779

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

The change in various balance sheet accounts presented under the indirect cash flow method from operating activities do not agree with the change in balance sheet accounts due to adjustment to the beginning 2006 balance sheet pursuant to the adoption of SAB 108.

The Company recognized accretion of those deferrals and discounts amounting to $1,337,000, $1,418,000 and $679,000 in 2006, 2005 and 2004, respectively. These net discounts and deferrals have increased the carrying amount of the Convertible Preferred Stock in the statement of financial position. The 4% dividend to the Preferred Stock amounted to $686,000, $558,000 and $250,000 in 2006, 2005 and 2004, respectively.

In 2005, the Company sold real estate and made a mortgage loan for $185,000. Additionally, an airplane was sold and a note receivable for $875,000 was issued.

On October 1, 2004 CICA acquired 100% of the outstanding stock of SPLIC and paid $85 million in cash plus acquisition costs of $1,012,790 of related expenses - see note 9. In conjunction of this acquisition, cash and cash equivalents were used as follows:

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

(IN THOUSANDS)	YEARS ENDED DECEMBER 31, 2004	
		2004
CASH FLOWS FROM FINANCING ACTIVITIES:		
• Fair value of tangible assets acquired excluding cash and cash equivalents of $3,781	$	(255,361)
• Fair value of intangible assets acquired		(34,012)
• Liabilities assumed		207,141
Cash and cash equivalents provided by mergers and acquisitions		(82,232)

On March 9, 2004, the Company entered into coinsurance agreements, effective January 1, 2004, ceding the majority of its accident and health premiums and corresponding benefits and claims. Due to this cession, the Company ceded its January 1, 2004, deferred policy acquisition costs and cost of customer relationships acquired and increased reinsurance recoverable and funds withheld under coinsurance agreements by $2,197,000, $2,886,000, $14,960,000 and $10,440,000, respectively, resulting in a loss of $634,000 and a deferred gain of $72,000. The deferred gain was fully amortized to earnings in 2004.

On July 12, 2004, the Company completed a private placement of $12.5 million of Series A-1 Senior Convertible Preferred Stock to four unaffiliated institutional investors. The Company initially recognized deferred issuance costs of $1,486,000 ($1,211,000 in cash and $275,000 in seven-year warrants), discounts on beneficial conversion features of $3,073,000 and discounts on fair value of options and warrants of $2,719,000. On July 7, 2005, September 30, 2005, and October 6, 2005, three of the four unaffiliated investors exercised their right to purchase the Series A-2 Convertible Preferred Stock. The Company recognized deferred issuance costs of $247,000 ($187,000 paid in cash and $60,000 in seven year warrants), and a premium of $721,000 related to the liability for the option recorded at the date of the respective exercises.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts and operations of Citizens, Inc. (Citizens), incorporated in the state of Colorado on November 8, 1977, and its wholly-owned subsidiaries, CICA Life Insurance Company of America (CICA), Computing Technology, Inc. (CTI), Funeral Homes of America, Inc. (FHA), Insurance Investors, Inc. (III), Citizens National Life Insurance Company (CNLIC), Security Plan Life Insurance Company (SPLIC), and Security Plan Fire Insurance Company, (SPFIC). All significant inter-company accounts and transactions have been eliminated. Citizens and its wholly owned consolidated subsidiaries are collectively referred to as "the Company," "we," or "our."

On March 15, 2006, Mid-American Associates Agency was dissolved. In addition, Citizens USA Life Insurance Company was merged into CICA effective March 31, 2006, and Security Alliance Insurance Company was merged into CICA effective October 1, 2006.

Citizens provides life and health insurance policies through three of its subsidiaries - CICA, SPLIC and CNLIC. CICA issues ordinary whole-life policies internationally and domestically, and burial insurance, pre-need policies, and accident and health related policies, throughout the Midwestern and southern United States. SPLIC offers home service life insurance in Louisiana and Mississippi, and SPFIC, a wholly owned subsidiary of SPLIC, writes a limited amount of property insurance in Louisiana.

A formal contract was signed with a third party in the first quarter of 2006 to sell CNLIC, but was subject to regulatory approval before closing. Closing is now expected in 2007.

III provides aviation transportation to the Company. CTI provides data processing systems and services as well as furniture and equipment to the Company. FHA is a funeral home operator.

Basis of Presentation

The accompanying consolidated financial statements of the Company and its wholly owned subsidiaries have been prepared in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Investments

Fixed maturities consist primarily of bonds. Fixed maturities that the Company has the ability and intent to hold to maturity are carried at amortized cost. Fixed maturities that may be sold prior to maturity to support the Company's investment strategies are considered held as available-for-sale and carried at fair value. Equity securities (including non-redeemable preferred stock) are considered available-for-sale and are reported at fair value. The Company uses the specific identification method in computing realized gains and losses from the sale of securities.

Unrealized appreciation (depreciation) of equity securities and fixed maturities held as available-for-sale is shown as a separate component of stockholders' equity, net of tax, and is a separate component of comprehensive income.

A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Mortgage loans on real estate and policy loans are reported at unpaid principal balances.

Real estate and other long-term investments consist primarily of land and buildings that are recorded at the lower of fair value, minus estimated costs to sell, or depreciated cost. If the fair value of the real estate is less than the carrying value, an impairment loss is recognized and charged to earnings.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Dividend and interest income is recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

The Company had assets with a fair value of $6,571,000 and $11,558,000 at December 31, 2006 and 2005, respectively, on deposit with various state regulatory authorities to fulfill statutory requirements.

Premium Revenue and Related Expenses

Beginning the first quarter of 2006, the Company began accruing premium revenue based on the gross amount due rather than just a portion of that amount, in accordance with Statement of Financial Accounting Standard (SFAS) 60. Accounting and Reporting by Insurance Enterprises. The initial implementation of this accounting treatment, in the amount of $955,000 of income, was recorded in the SAB 108 adjustment discussed in Note 1 below.

Premiums on life policies are recognized as earned when due. Due premium on the balance sheet are net of premium allowances of $1,440,000 in 2006 and $0 in 2005. Accident and Health policies are recognized as revenue over the contract period on a pro rata basis. Benefits and expenses are associated with earned premiums so as to result in the recognition of profits over the estimated lives of the contracts. This matching is accomplished by means of a provision for future policy benefits and the capitalization and amortization of deferred policy acquisition costs.

Annuity policies, primarily flexible premium fixed annuity products, are accounted for in a manner consistent with accounting for interest bearing financial instruments. Premium receipts are not reported as revenue, rather as deposit liabilities to annuity contracts. The annuity products issued do not include fees or other such charges.

Deferred Policy Acquisition Costs and Cost of Customer Relationships Acquired

Acquisition costs, consisting of commissions and policy issuance, underwriting and agency expenses that relate to and vary with the production of new business, are deferred. These deferred policy acquisition costs are amortized primarily over the estimated premium paying period of the related policies in proportion to the ratio of the annual premium recognized to the total premium revenue anticipated using the same assumptions as were used in computing liabilities for future policy benefits.

A new GAAP era was created in 2006 for CICA new issues to reflect the better mortality and persistency being experienced in the last few years. This new era resulted in a decrease in DAC amortization by $800,000 in 2006.

The Company utilizes the factor method to determine the amount of costs to be capitalized and the ending asset balance. The factor method ensures that policies that lapsed or surrendered during the reporting period are no longer included in the deferred policy acquisition costs or the cost of customer relationships acquired (CCRA) calculation. The factor method limits the amount of deferred costs to its estimated realizable value, provided actual experience is comparable to that contemplated in the factors. A recoverability test that considers, among other things, actual experience and projected future experience, is performed at least annually.

Deferred policy acquisition costs on universal life contracts are capitalized and amortized over the life of the contract at a constant rate based on the present value of the estimated gross profit amounts expected to be earned over the life of the universal life contracts.

The value of CCRA in the Company's various acquisitions, which is included in cost of customer relationships acquired in the accompanying consolidated financial statements, was determined based on the present value of future profits discounted at rates ranging from 5% to 8.5%. In 2005 the Company recorded additional amortization of $2.3 million related to the Louisiana hurricanes. In conjunction with this loss recognition, management revised the Company's amortization methodology to (a) reduce its projection of future collected premiums by approximately 4% and (b) to amortize the acquired paid up block over in force balances, which resulted in a $400,000 decrease in amortization expense in 2006. As a result, for premium-paying policies, the CCRA is being amortized over the anticipated premium paying period of the related policies. For paid-up policies, amortization is based on the change in in-force balances. Prior to 2006, amortization for premium paying and paid-up policies was amortized over the anticipated premium paying period.

Policy Liabilities and Accruals

Future policy benefit reserves for life insurance have been computed by the net level premium method with assumptions as to investment yields, dividends on participating business, mortality and withdrawals based upon the Company's and industry experience, which provide for possible unfavorable deviation. A new GAAP era was created in 2006 for CICA new issues to better reflect mortality and persistency. This new era lowered reserves by $400,000 in 2006.

Annuity benefits are carried at accumulated contract values based on consideration paid by participants, annuity rates of return ranging from 3.0% to 8.0% and annuity withdrawals.

Accident and health reserves are carried based on case-basis estimates for reported claims.

The Company's casualty business by its nature requires contingencies for loss reserves and claim costs resulting from specific uncertainties that are not considered to be recurring or normal due to their significance or nature. In 2005, Hurricane Katrina devastated the Gulf Coast. The Company suffered losses of $4.1 million in excess of its reinsurance coverage related to this storm. At the end of 2006, the Company was still receiving claims related to Katrina. As a result, loss reserves were increased by $500,000 in anticipation of newly reported or adjusted claims.

Premium deposits accrue interest at rates ranging from 4.0% to 8.25% per annum. The cost of insurance is included in premium when collected and interest is credited annually to the deposit account.

Policyholder dividends are determined based on the discretion of the Company's Board of Directors. The Company utilizes contractual life insurance dividend scales as shown in published dividend illustrations at the date the insurance contracts are issued (unrelated to the Company's net income) in determining policyholder dividends. Policyholder dividends are accrued over the premium paying periods of the insurance contracts.

Policy and contract claims are based on case-basis estimates for reported claims, and on estimates, based on experience, for incurred but unreported claims and loss expenses.

Excess of Cost Over Net Assets Acquired and Other Intangible Assets

The excess of cost over net assets acquired (goodwill) is the difference between the purchase price in a business combination and the fair value of assets and liabilities acquired. Other intangible assets include various state insurance licenses, which have been determined to have an indefinite useful lives. Therefore, amounts are not amortized. Instead, such assets are subjected to annual impairment analyses, while intangibles with definitive lives are amortized over the life of the respective asset. The Company performed assessments of whether there was an indication that goodwill and intangible assets were impaired on December 31, 2006 and wrote off $1.0 million of goodwill in 2006. No impairments were identified in 2005 and 2004.

Participating Policies

At December 31, 2006 and 2005, participating business approximated 48.2% and 47.2%, respectively, of life insurance in force.

Future policy benefits on participating policies are estimated based on net level premium reserves for death and endowment policy benefits ranging from 3% to 8%, and the cash surrender values described in such contract. The average rate of investment yields used in the determination of expected gross margin was 6% in 2006 and in 2005. Earnings and dividends on participating policies are allocated based on policies in force.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted earnings per share is computed under the if-converted method giving effect to all potential dilutive common stock, including options, warrants and convertible/redeemable preferred stock. The basic and diluted weighted average shares outstanding for the year ended December 31, 2006 were 41,218,000, compared to 41,105,000 for 2005 and 41,017,000 for 2004. The per share amounts have been adjusted retroactively for all periods presented to reflect the change in capital structure resulting from 7% stock dividends paid in 2005 and 2004.

The 2005 stock dividend resulted in the issuance of 2,841,000 Class A shares (including 205,000 treasury shares) and 66,000 Class B shares. The 2004 stock dividend resulted in the issuance of 2,650,000 Class A shares (including 192,000 treasury shares) and 61,000 Class B shares.

The following table sets forth the computation of basic and diluted earnings per share:

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS) YEARS ENDED DECEMBER 31, 2006, 2005 & 2004

BASIC AND DILUTED INCOME PER SHARE:	2006	2005	2004
NUMERATOR:			
Net income	$ 8,677	7,302	7,732
Less: Preferred stock dividend	(686)	(558)	(250)
Accretion of deferred issuance costs & discounts on preferred stock	(1,337)	(1,418)	(679)
Net income to common stockholders	$ 6,654	5,326	6,803
DENOMINATOR:			
Weighted average shares outstanding	41,218	41,105	41,017
Basic and diluted earnings per share of common stock	$ 0.16	0.13	0.17

The effects of Series A-1 Convertible Preferred Stock and warrants, along with the Series A-2 Convertible Preferred Stock and warrants, are dilutive for 2006. The preferred stock is dilutive because the amount of the dividend and accretion of deferred issuance costs and discounts for the year ended December 31, 2006, 2005, and 2004 in relation to the Class A common stock obtainable on conversion lowers basic income per share. The warrants issued with the preferred stock are anti-dilutive because the exercise price is in excess of the average Class A common stock market price for the year ended December 31, 2006, 2005, and 2004.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered. Valuation allowances are recorded as needed to reduce deferred tax assets to the amounts the Company expects to realize.

Property and Equipment

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the useful lives of the assets, ranging from three to 30 years. We amortize leasehold improvements over the shorter of the related lease term or the estimated life of the improvements. The Company has no capital leases.

Following is a summary of property and equipment:

SUMMARY OF PROPERTY AND EQUIPMENT (IN THOUSANDS)

		2006	2005
Property and equipment			
Home office land and buildings	$	6,754	6,832
Furniture and equipment		1,773	1,750
Electronic data processing equipment		4,036	3,320
Automobiles and marine assets		394	394
Airplane		3,166	2,971
Total property and equipment		16,123	15,267
Accumulated depreciation		(8,773)	(7,530)
NET PROPERTY AND EQUIPMENT	$	7,350	7,737

Reinsurance Recoverable

Reinsurance recoverable includes expected reimbursements for policyholder claim amounts in excess of the Company's retention, as well as profit sharing and experience refund accruals. Reinsurance recoverable is reduced for estimated uncollectible amounts, if any.

Reinsurance premiums, losses and adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. The cost of reinsurance related to short duration contracts is accounted for over the coverage period. Profit-sharing and similar adjustable provisions are accrued based on the experience of the underlying policies.

Cash Equivalents

The Company considers as cash equivalents all securities whose duration does not exceed 90 days at the date of acquisition.

Depreciation

Depreciation is calculated on a straight-line basis using estimated useful lives ranging from three to 10 years. Building improvements are depreciated over the estimated lives of 30 years.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

The following reclassifications have been made to 2005 and 2004 amounts to conform to the 2006 presentation:

- $2,905,000 consisting of accretion of preferred stock deferred issuance costs and discounts and of preferred stock dividends in 2005 have been reclassified from retained deficit to Class A common stock.

- $2,830,000 and $3,233,000 of annuity considerations have been reclassified out of revenues, with an equal amount reclassified out of increase in future policy benefit reserves in 2005 and 2004, respectively. $1,583,000 and $2,460,000 of annuity benefits have been reclassified out of claims and surrenders and netted out of the increase in future policy benefit reserves in 2005 and 2004, respectively.

- $628,000 and $266,000 related to due premiums have been reclassified into life insurance premiums, and an equal amount has been reclassified into increase in future policy reserves in 2005 and 2004, respectively.

- $191,000 and $286,000 of universal life considerations have been reclassified between annuity and universal life considerations into other income in 2005 and 2004, respectively.

Accounting Pronouncements

In September 2005, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs and unearned inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company does not expect that the implementation of SOP 05-01 will have a material impact on its consolidated financial statements.

In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115), that are impaired at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but has issued FASB Staff Position (FSP) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (FSP 115-1), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. FSP 115-1 was effective on a prospective basis for other-than-temporary impairments on certain investments in periods beginning after December 15, 2005. The Company has no investments that are impaired under EITF Issue No. 03-1 and adoption of FSP 115-1 did not have a material impact on our consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 2 and FASB Statement No. 3 (SFAS 154). The Statement requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 did not have any impact on the Company's consolidated financial statements.

At the September 2004 meeting, the EITF reached a consensus with respect to Issue No. 04-8, Accounting Issues Related to Certain features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share (EITF 04-8). This Issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share (EPS). The adoption of Issue No. 04-8 in the first quarter 2005 did not affect the Company's EPS.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. However, FAS 157 does not require new fair value measurements. The guidance in FAS 157 will be applied prospectively with the exception of certain financial and hybrid instruments measured at initial recognition under FAS No.133, Accounting for Derivative Instruments and Hedging Activities, and for block discounts of financial instruments. Additionally, FAS 157 will increase the disclosures required. The pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of FAS 157 on the Company's financial instruments and its consolidated financial statements.

In February 2007, the FASB issued FAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). FAS 159 permits the option to measure most financial instruments and certain other items at fair value at specified election dates. The change in value represents the unrealized gains and losses that will be included in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. FAS

159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating its assets and liabilities to determine which financial instruments, if any, are eligible to account for at fair value under FAS-159 and the related impact on the Company's consolidated financial statements.

On July 13, 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The effective date of this implementation guidance was January 1, 2007, with the cumulative effect of the change in accounting principles recorded as an adjustment to opening retained earnings. The implementation of FIN 48 will not be material to the Company's consolidated financial condition.

On September 13, 2006, the SEC released SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). The issuance provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There are two common approaches used to quantify such errors. Under the first approach, the rollover approach, the error(s) are quantified as the amount by which the current year income statement is misstated. The second approach, the iron curtain approach, quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on either approach can produce results that are still misleading. This is possible by either accumulating errors on the balance sheet that may not have been material to any individual income statement, but which nonetheless may misstate one or more balance sheet accounts or by disregarding the effects of errors in the current year income statement that result from the correction of an error existing in previously issued financial statements.

SAB 108 requires companies to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. This quantification is performed using both a balance sheet and an income statement approach, and errors are to be evaluated under each approach. Thus, a registrant's financial statements would require adjustment when either approach results in quantifying a material misstatement after considering all relevant quantitative and qualitative factors.

The Company adopted SAB 108 effective January 1, 2006. As such, the Company has evaluated the balance sheet and prior period income statements to determine if any material misstatements had occurred. The Company identified misstatements in several balance sheet accounts, but determined that no errors were material to any prior year; therefore, prior year financial statements will not require amendment. The Company's SAB 108 adjustment increased the retained deficit by $3.1 million at January 1, 2006.

The adoption was done through a cumulative adjustment comprised of several error corrections, as shown below:

ERRORS CORRECTED IN 1-1-2006 CUMULATIVE ADJUSTMENT (IN THOUSANDS)

	AMOUNT	NOTE
Statutory to GAAP accounting technique misstatements	$ (2,633)	A
Due premium	955	B
SPLIC purchase accounting	(266)	C
SPLIC negative reserves	(544)	C
Other intangibles	(952)	D
Reinsurance recoverables	378	E
Pending life claim liability	(225)	F
Miscellaneous liability	184	G
Intercompany payable elimination	162	H
Property and equipment depreciation	(120)	I
Accident and health excess mortality reserve	(67)	J
Mortgage loan allowance reversal	50	K
Net adjustments other than income taxes	(3,078)	
Deferred income tax effect	1,047	M
Adjustments net of tax	(2,031)	
Correction of current taxes payable	(253)	L
Deferred taxes	(863)	M
NET ADJUSTMENT TO BEGINNING RETAINED DEFICIT AS OF JANUARY 1,2006	$ (3,147)	

The table below reconciles the balance sheet at December 31, 2005 with the SAB 108 adjustments to the adjusted balance at January 1, 2006.

(IN THOUSANDS) JANUARY 1, 2006

ASSETS	12/31/2005	CORRECTION	NOTE	1/1/2006
INVESTMENTS:				
Fixed maturities and equity securities	$ 458,181	–		458,181
Mortgage loans on real estate	833	50	K	883
Policy loans	23,918	(804)	A	23,114
Real estate and other long-term investments	1,879	972	A	2,851
Cash and cash equivalents	18,311	–		18,311
Accured investment income	6,478	(14)	A	6,464
Reinsurance recoverable	19,118	378	E	19,496
DAC and CCRA	109,669	(863)	C	108,806
Other intangible assets	2,095	(952)	D	1,143
Excess of cost over net assets acquired	12,402	–		12,402
Property and equipment	7,737	(120)	I	7,617
Due premium, net	28	4,955	B	4,983
Other assets	1,240	(306)	A	934
TOTAL ASSETS	$ 661,889	3,296		665,185

The table below reconciles the balance sheet at December 31, 2005 with the SAB 108 adjustments to the adjusted balance at January 1, 2006.

(IN THOUSANDS) LIABILITIES AND STOCKHOLDERS' EQUITY

ASSETS	12/31/2005	CORRECTION	NOTE	1/1/2006
LIABILITIES:				
Future policy benefit reserves:				
Life insurance	$ 436,717	4,544	B,C	441,261
Annuities	19,440	–		19,440
Accident and health	11,580	5	A	11,585
Policyholder deposits, accumulations, claims payable and other funds	31,709	292	F,J	32,001
Commissions payable	2,667	(541)	A	2,126
Federal income tax payable	448	253	L	701
Deferred Federal income tax	1,621	(184)	M	1,437
Warrants outstanding	1,587	–		1,587
Funds held in trust and other liabilities	7,611	2,074		9,685
Total liabilities	513,380	6,443	A,C,H	519,823
Convertible preferred stock	11,546	–		11,546
Total stockholders' equity	136,963	(3,147)		133,816
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 661,889	3,296		665,185

A. The Company historically used a manual technique for converting its statutory insurance accounting trial balances to a GAAP basis. Due to the nature of this method, certain detail supporting various balance sheet account adjustments was lost through the years. During the process of performing account reconciliations during the third and fourth quarters of 2006, misstatements of these balance sheet accounts were identified. The analysis indicated that these errors occurred prior to 2006. The accounts affected and their net effect included in the beginning SAB 108 adjustment are as follows:

DECREASE (INCREASE TO RETAINED DEFICIT)		(IN THOUSANDS)
Other liabilities understated	$	(3,017)
Other long-term investments understated		972
Policy loans overstated		(804)
Other assets overstated		(656)
Commissions payable overstated		541
Agent accounts receivable understated		350
Accrued investment income overstated		(14)
Accident and health reserve understated		(5)
NET INCREASE IN RETAINED DEFICIT		(2,633)

B. Prior to 2006, the Company recognized premium revenue on its traditional SFAS 60 life insurance policies when received, rather than when due. Also, the future policy benefit reserves were reduced by the net due premium, rather than presented at their gross amount. As of December 31, 2005, there was $4,955,000 of unrecorded gross due premiums receivable, and $4,000,000 of net due premiums netted against future policy benefit reserves. The net effect of correcting this accounting was an increase in pre-tax income of $955,000. Although previously corrected in our first quarter 2006 financial statements, this amount has now been reversed out of 2006 income and is included in the SAB 108 adjustment.

C. When the Company acquired SPLIC in 2004, as part of the beginning purchase accounting balance sheet, the Company initially set up a liability for future payments on operating leases for district offices, which were inappropriately capitalized. This liability had a balance of $497,000 at December 31, 2005. A liability was also initially set up in the beginning purchase accounting balance sheet in the amount of $100,000 for general contingencies, which ultimately was not supportable. These liabilities have been eliminated through the SAB 108 adjustment. The correction of these liabilities would have resulted in additional negative goodwill at the time of acquisition, which was recorded as a reduction of the initial CCRA. As a result, CCRA was also reduced by $863,000 as of December 31, 2005 and has been recorded as a part of the SAB 108 adjustment. The net of these items is an increase in the retained deficit of $266,000.

The Company also determined that certain plans of insurance of SPLIC had negative future policy benefit reserves. Accordingly, an adjustment has been recorded in the amount of $544,000.

D. While preparing the first quarter of 2006 financial statements, the Company determined that there was $350,000 of other intangible assets related to state insurance licenses of acquired companies which had been merged into CICA in prior years. These intangible assets should have been written off when the companies were merged and were written off in the first quarter of 2006. While preparing the year-end 2006 financial statements, the Company determined that an additional $602,000 of intangible assets of a previously merged company and intangibles with definite lives should have also been written off. The combined $952,000 reduction of other intangibles was included in the SAB 108 adjustment, $350,000 of which was reversed out of 2006 income.

E. During the preparation of quarterly financial statements in 2006, the Company determined that it had certain adjustable reinsurance contract provisions that had been recorded when settled, rather than when earned. CICA's accidental death benefit reinsurance contract had a favorable experience refund of $216,000 for the 2005 contract year, which should have been accrued at December 31, 2005. SPFIC's catastrophe reinsurance contract had a premium refund of $162,000, which should have been accrued at December 31, 2005. Although previously included in our 2006 quarterly financial statements, the total reinsurance receivable of $378,000 has now been reversed out of 2006 income and is a part of the SAB 108 adjustment.

F. A life claim liability in the amount of $225,000 was erroneously eliminated in 2005 while the Company converted its statutory trial balances to GAAP. This adjustment has been corrected through the SAB 108 adjustment.

G. During its 2006 account reconciliations, the Company identified $75,000 of expense accruals, $60,000 of state tax accruals and $49,000 of miscellaneous payables that were general reserves established in prior years and not based on known specifics; as such, they were not supportable. The $184,000 total for these items is included in the SAB 108 adjustment.

H. While preparing the year-end 2006 financial statements, it was determined that a prior year $162,000 intercompany payable from the insurance company subsidiaries to Citizens was not eliminated. This amount is included in the SAB 108 adjustment.

I. During its 2006 account reconciliations, a prior year entry to reverse excess statutory accounting depreciation was discovered. This entry was not supportable and is included in the SAB 108 adjustment in the amount of $120,000.

J. During its 2006 account reconciliations, the Company identified $67,000 of accident and health morbidity reserves that were general reserves established in a prior year and not based on known specifics; as such, they were not supportable and are included in the SAB 108 adjustment.

K. An allowance for losses on mortgage loans for $50,000, which was not related to a specific loan, and has existed for many years, was reversed and included in the beginning SAB 108 adjustment.

L. As part of its 2006 account reconciliations, current income taxes payable were analyzed and increased by $253,000. This adjustment was to adjust the December 31, 2005 liability to the 2005 tax returns as filed, and is included in the SAB 108 adjustment.

M. Prior to 2006, the Company used the roll forward method to calculate deferred income taxes. During 2006, the Company began using the tax basis balance sheet method, which identified errors that resulted in an increase to deferred taxes payable at December 31, 2005 of $863,000.

2. INVESTMENTS

The cost, gross unrealized gains and losses and fair valuye of investements of fixed maturities and equity securities, as of December 31 2006 and 2005, are as follows

COST AND FAIR VALUES OF INVESTMENTS OF FIXED MATURITIES AND EQUITY SECURITIES

(IN THOUSANDS)	DECEMBER 31, 2006				
		COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED (LOSSES)	FAIR VALUE
FIXED MATURITIES AVAILABLE-FOR-SALE:					
● U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	13,862	809	(4)	14,667
● U.S. government-sponsored enterprises		266,554	102	(5,933)	260,723
● Public utilities		2,016	–	(33)	1,983
● Debt securities issued by States of the United States and political subdivisions of the States		59,950	237	(438)	59,749
● Corporate debt securities		101,197	85	(2,929)	98,353
● Securities not due at a single maturity date		54,360	26	(1,543)	52,843
TOTAL FIXED MATURITIES AVAILABLE-FOR-SALE	$	497,939	1,259	(10,880)	488,318
TOTAL EQUITY SECURITIES	$	279	40	(7)	312

(IN THOUSANDS)	DECEMBER 31, 2005				
		COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED (LOSSES)	FAIR VALUE
FIXED MATURITIES HELD-TO-MATURITY					
● U.S. Treasury Securities		5,510	958	–	6,468
● U.S. government-sponsored enterprises		2,130	546	–	2,676
TOTAL FIXED MATURITIES-HELD-TO-MATURITY:	$	7,640	1,504	–	9,144
FIXED MATURITIES AVAILABLE-FOR-SALE:					
● U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	14,662	298	(49)	14,911
● U.S. government-sponsored enterprises		221,677	1,595	(4,712)	218,560
● Public utilities		2,939	41	(12)	2,968
● Debt securities issued by States of the United States and political subdivisions of the States		53,504	279	(491)	53,292
● Corporate debt securities		110,253	756	(2,387)	108,622
● Securities not due at a single maturity date		54,352	35	(2,809)	51,578
TOTAL FIXED MATURITIES AVAILABLE-FOR-SALE	$	457,387	3,004	(10,460)	449,931
TOTAL EQUITY SECURITIES	$	429	202	(21)	610

For investments of fixed maturities and equity securities available-for-sale that have unrealized losses as of December 31, 2006, the cost, gross unrealized losses that have been in a continuous unrealized loss position for less than 12 months, gross unrealized losses that have been in a continuous unrealized loss position for 12 months or longer and fair value are as follows:

(IN THOUSANDS)	DECEMBER 31, 2006				
		COST	GROSS UNREALIZED (LOSSES) LESS THAN 12 MONTHS	GROSS UNREALIZED (LOSSES) MORE THAN 12 MONTHS	FAIR VALUE
FIXED MATURITIES AVAILABLE-FOR-SALE:					
• U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$	201	(1)	–	200
• U.S. Treasury securities and obligations of U.S. government corporations and agencies	$	206	–	(3)	203
• U.S. Government-sponsored enterprises		67,471	(530)	–	66,941
• U.S. Government-sponsored enterprises		194,893	–	(5,403)	189,490
• Public utilities		2,016	(33)	–	1,983
• Debt securities issued by States of the United States and political subdivisions of the States		17,690	(248)	–	17,442
• Debt securities issued by States of the United States and political subdivisions of the States		18,291	–	(190)	18,101
• Corporate debt securities		27,081	(627)	–	26,454
• Corporate debt securities		65,970	–	(2,302)	63,668
• Securities not due at a single maturity date		405	(8)	–	397
• Securities not due at a single maturity date		48,998	–	(1,535)	47,463
TOTAL FIXED MATURITIES AVAILABLE-FOR-SALE	$	443,222	(1,447)	(9,433)	432,342
TOTAL EQUITY SECURITIES	$	79	–	(7)	72

The fixed maturities available-for-sale in a gross unrealized loss situation for more than 12 months are primarily investments in callable instruments issued by U.S. government agencies and current loss position primarily relates to the interest rate environment. It is remote that unrealized losses on these instruments will result in realized losses, because the Company has the intent and believes it has the ability to hold these securities to full recovery. The Company has determined that none of these losses are other than temporary.

The amortized cost and fair value of fixed maturities at December 31, 2006 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

FIXED MATURITIES AVAILABLE-FOR-SALE (IN THOUSANDS)

	AMORTIZED COST	FAIR VALUE
Due in one year or less	$ 11,208	11,171
Due after one year through five years	41,774	40,615
Due after five years through ten years	21,937	21,437
Due after ten years	368,660	362,252
	443,579	435,475
Securities not due at a single maturity date	54,360	52,843
TOTALS	$ 497,939	488,318

The securities not due at a single maturity date are obligations of the U.S. government corporations and agencies. The Company had no investments in any one entity that exceeded 10% of stockholders' equity at December 31, 2006.

The Company's investment in mortgage loans is concentrated 49% in Texas and 51% in Louisiana as of December 31, 2006.

Major categories of net investment income are summarized as follows:

NET INVESTMENT INCOME

(IN THOUSANDS)

	YEARS ENDED DECEMBER 31,		
	2006	2005	2004
INVESTMENT INCOME ON:			
• Fixed maturities	$ 25,386	21,572	15,443
• Equity securities	6	16	36
• Mortgage loans on real estate	46	330	36
• Policy loans	1,219	1,494	1,392
• Long-term investments	479	468	447
• Other	255	579	293
	27,391	24,459	17,647
Investment expenses	(416)	(891)	(642)
NET INVESTMENT INCOME	$ 26,975	23,568	17,005

Proceeds and gross realized gains (losses) from sales and maturities of fixed maturities available-for-sale, and fixed maturities held to maturity for 2006, 2005 and 2004 are summarized as follows:

PROCEEDS AND GROSS REALIZED GAINS (LOSSES) FROM SALES AND MATURITIES

(IN THOUSANDS) YEARS ENDED DECEMBER 31,

		2006	2005	2004
• Proceeds	$	14,006	14,569	42,824
• Gross realized gains	$	1,090	324	1,715
• Gross realized (losses)	$	(122)	(121)	(1,351)

During 2006, the Company sold the remaining three zero coupon fixed maturity securities in its portfolio, as they did not meet the Company's investment criteria. One of the securities was in the held-to-maturity portfolio. The amortized cost of this security was $2,189,000, with a $283,000 realized gain. After this sale, the one security remaining in the held-to-maturity portfolio was transferred to the available-for-sale portfolio as of December 31, 2006, which resulted in an unrealized gain of $484,000, net of tax, and is included in other comprehensive income.

Proceeds and gross realized gains (losses) from sales of equity securities available-for-sale for 2006, 2005 and 2004 are summarized as follows:

PROCEEDS AND GROSS REALIZED GAINS (LOSSES) FROM SALES OF EQUITIES

(IN THOUSANDS) YEARS ENDED DECEMBER 31,

		2006	2005	2004
• Proceeds	$	334	616	63
• Gross realized gains	$	183	322	–
• Gross realized (losses)	$	–	–	–

Realized gains (losses) are as follows:

REALIZED GAINS (LOSSES)

(IN THOUSANDS) YEARS ENDED DECEMBER 31,

		2006	2005	2004
• Fixed maturities & held to maturity	$	1,251	203	364
• Equity securities		183	322	–
• Gain from the sale of property and equipment		–	505	45
• Loss on other invested assets		(148)	(611)	(20)
NET REALIZED GAINS	$	1,286	419	389

3. COST OF CUSTOMER RELATIONSHIPS ACQUIRED AND EXCESS OF COST OVER NET ASSETS ACQUIRED

Cost of customer relationships acquired is summarized as follows:

COST OF CUSTOMER RELATIONSHIPS ACQUIRED

(IN THOUSANDS) YEARS ENDED DECEMBER 31,

	2006	2005	2004
BALANCE AT BEGINNING OF PERIOD	$ 39,259	44,904	16,884
SAB 108 Adjustment	(863)	–	–
Adjusted balance at beginning of period	38,396	44,904	16,884
Increase (decrease) related to:			
● Acquisitions	–	–	33,942
● Amortization	(3,584)	(5,645)	(5,922)
BALANCE AT END OF PERIOD	$ 34,812	39,259	44,904

Estimated amortization of cost of customer relationships acquired in each of the next five years is as follows. Actual future amortization will differ from these estimates due to variances from estimated future withdrawal assumptions.

(IN THOUSANDS)

YEAR	AMOUNT
2007	$ 3,575
2008	3,038
2009	2,750
2010	2,487
2011	2,279
THEREAFTER	20,683

In 2005, the Company recorded additional amortization of $2.3 million, in SPLIC, related to the Louisiana hurricanes. In conjunction with this loss recognition, management revised the Company's amortization methodology to (a) reduce the projection of future collected premiums by approximately 4% and (b) to amortize the acquired paid up block over in force balances, which resulted in a decrease in amortization expense in 2006. As a result, for premium-paying policies, the Cost of Customer Relationships Acquired (CCRA) is being amortized over the anticipated premium paying period of the related policies. For paid-up policies, amortization is based on the change in in-force balances. Prior to 2006, amortization for premium paid-up policies was amortized over the anticipated premium paying period.

Excess of cost over net assets acquired is summarized as follows:

EXCESS OF COST OVER NET ASSETS ACQUIRED

(IN THOUSANDS) YEARS ENDED DECEMBER 31,

	GROSS	ACCUMULATED AMORTIZATION	NET
BALANCE AT JANUARY 1, 2004	$ 18,007	(5,068)	12,939
Adjustment of purchase accounting on acquisition	(537)	–	(537)
BALANCE AT DECEMBER 31, 2004 AND 2005	$ 17,470	(5,068)	12,402
Impairment of goodwill	(1,016)	–	(1,016)
BALANCE AT DECEMBER 31, 2006	$ 16,454	(5,068)	11,386

All Excess of Cost Over Assets Acquired (i.e., goodwill) is in the Life Insurance segment and is tested for impairment at December 31 of each year. The analysis of goodwill of CNLIC, a reporting unit within the Life Insurance segment, indicated that it was impaired at December 31, 2006. Due to significant declines in new business issued by CNLIC, the fair value of this reporting unit was below its carrying value. As a result, an impairment loss of $1,016,000 was recognized in the fourth quarter of 2006. The fair value of that reporting unit was estimated using the present value of estimated future cash flows.

4. POLICY LIABILITIES

Various assumptions used to determine the future policy benefit reserves include the following: a) valuation interest rates from 4 to 9%, b) mortality assumptions are from the 1955 to 1960, 1965 to 1970, and 1975 to 1980 and 2001 Select and Ultimate mortality tables and c) withdrawals are based primarily on actual historical termination rates.

The following table presents information on changes in the liability for life and accident and health policy and contract claims for the years ended December 31, 2006, 2005 and 2004.

LIABILITY FOR LIFE AND ACCIDENT AND HEALTH POLICY AND CONTRACT CLAIMS

(IN THOUSANDS)	YEARS ENDED DECEMBER 31,		
	2006	2005	2004
POLICIES AND CONTRACT CLAIMS PAYABLE AT JANUARY 1	$ 11,227	8,282	5,648
Less: reinsurance recoverable	4,337	2,714	1,144
Net balance at January 1	6,890	5,568	4,504
SAB 108 adjustment	292	–	–
Adjusted balance at January 1	7,182	5,568	4,504
Acquisition of Security Plan	–	–	3,715
Less: reinsurance recoverable	–	–	–
Net acquired balance	–	–	3,715
Add: claims incurred, related to:			
● Current year	24,790	27,928	12,744
● Prior years	2,838	(1,212)	(1,833)
	27,628	26,716	10,911
Deduct: claims paid, related to:			
● Current year	18,731	21,037	11,514
● Prior years	8,670	4,357	2,048
	27,401	25,394	13,562
Net balance December 31	7,409	6,890	5,568
Plus: reinsurance recoverable	2,039	4,337	2,714
POLICY AND CONTRACTS PAYABLE, DECEMBER 31	$ 9,448	11,227	8,282

The favorable development of prior year claim reserves in 2005 and 2004 reflects claims settling at amounts less than actuarial estimates. These settlements, predominantly on accident and health policies, can vary significantly from the actuarially computed expected experience, particularly on a "closed block" of business, where policies may lapse resulting in a lower incurred claim amount than would otherwise be expected. The adverse development in 2006 occurred because SPFIC was negatively impacted by the 2005 hurricanes in Louisiana. Through December 31, 2006, losses in excess of reinsurance amounted to more than $4.1 million, resulting in Security Plan infusing $4.0 million of additional capital into SPFIC.

5. REINSURANCE

In the normal course of business, the Company reinsures portions of certain policies that it underwrites to limit disproportionate risks. During 2006 and 2005, the Company retained varying amounts of individual insurance up to a maximum retention of $100,000 on any life. The Company also reinsures 100% of its accidental death benefit rider coverage. Catastrophe reinsurance is in place for our property policies. In 2006, this reinsurance provided $10,000,000 of coverage above $500,000. In 2005, this reinsurance provided $7,100,000 of coverage above $250,000 for the first event and the same coverage for the second event upon payment of a reinstatement premium. Our health insurance policies are substantially all reinsured on a 100% coinsurance basis. The Company remains contingently liable to the extent that the reinsuring companies cannot meet their obligations under these reinsurance treaties.

Our amounts recoverable from reinsurers represent receivables from and reserves ceded to reinsurers. We obtain reinsurance from multiple reinsurers, and we monitor concentration as well as financial strength ratings of our principal reinsurers. As we are not relieved of our liability to the ceding companies for reinsured business, the liabilities and obligations associated with the reinsured contracts remain on our consolidated balance sheets with a corresponding reinsurance receivable from the business sold. To support and protect our position we have established and funded a trust to support our liabilities related to accident and health reinsurance ceded to Texas International Life Insurance Company.

Assumed and ceded life reinsurance activity as of December 31, 2006, 2005 and 2004 is summarized as follows:

ASSUMED AND CEDED REINSURANCE ACTIVITY

(IN THOUSANDS)	YEARS ENDED DECEMBER 31,		
	2006	2005	2004
Aggregate assumed life insurance in force	$ 669,787	592,636	488,312
Aggregate ceded life insurance in force	$ (258,756)	(221,793)	(265,001)
Net life insurance in force	$ 4,382,530	4,058,072	3,736,355

The Company's net reinsurance recoveries on ceded reinsurance less assumed reinsurance were $9.4 million in 2006, $19.9 million in 2005, and $11.6 million in 2004. Premiums and claims and surrenders assumed and ceded for all lines of business for these years are summarized as follows:

ASSUMED AND CEDED PREMIUMS AND CLAIMS AND SURRENDERS

(IN THOUSANDS)	YEARS ENDED DECEMBER 31,		
	2006	2005	2004
Premiums assumed	$ 1,126	571	636
Premiums ceded	$ (11,811)	(13,867)	(15,389)
Claims and surrenders assumed	$ 1,056	561	627
Claims and surrenders ceded	$ (10,448)	(20,433)	(12,217)

SPFIC had reinsurance agreements in place to protect it from catastrophic events such as Hurricanes Katrina and Rita that struck Louisiana in 2005. The agreements in place during 2005 provided that SPFIC bore responsibility for the first $250,000 of incurred claims. Reinsurers indemnified SPFIC for losses in excess of $250,000 up to $7.1 million per event. Any amount over that was SPFIC's responsibility. The Company incurred claims of approximately $750,000 in excess of $7.1 million on Hurricane Katrina. Once the maximum coverage was met, SPFIC had an opportunity to pay for "2nd event" coverage, upon payment of approximately $400,000 in premium. SPFIC elected to do so and the claims for Hurricane Rita were covered under this second event reinsurance. Through December 31, 2005, claims related to Hurricane Rita were approximately $3.7 million and were 100% reinsured. For calendar year 2006, SPFIC elected to increase the amount of 1st event catastrophe reinsurance to $10 million and increase the retention to $500,000 by paying an annual premium of $798,750.

6. STOCKHOLDERS' EQUITY AND RESTRICTIONS

The two classes of common stock of the Company are equal in all respects, except (a) each Class A share receives twice the cash dividends paid on a per share basis to the Class B common stock; and (b) the Class B common stock elects a simple majority of the Board of Directors of Citizens and the Class A common stock elects the remaining directors.

The table below shows the insurance subsidiaries' stockholder's equity and net income (loss) for life insurance operations and property insurance operations.

STATUTORY STOCKHOLDERS' EQUITY

(IN THOUSANDS)

	YEARS ENDED DECEMBER 31,	
	2006	2005
Life insurance operations	$ 99,693	102,463
Property insurance operations	$ 3,393	1,438
Total statutory stockholders' equity	$ 103,086	103,901

STATUTORY NET INCOME (LOSS)

(IN THOUSANDS)

	YEARS ENDED DECEMBER 31,		
	2006	2005	2004
Life insurance operations	$ 9,104	7,747	11,847
Property insurance operations	$ (3,783)	(3,812)	327
Total statutory net income	$ 5,321	3,935	12,174

Generally, the net assets of the insurance subsidiaries available for transfer to the Company are limited to the greater of the subsidiary net gain from operations (net income for SPFIC) during the preceding year or 10% of the subsidiary net statutory surplus as of the end of the preceding year as determined in accordance with accounting practices prescribed or permitted by insurance regulatory authorities. Under these practices, total capital and surplus at December 31, 2006 was $103,086,000. Payments of dividends in excess of such amounts would generally require approval by the regulatory authorities. Based upon statutory net gain from operations (net income for SPFIC) and surplus of the individual insurance companies as of and for the year ended December 31, 2006, approximately $10,277,000 of dividends could be paid to the Company without prior regulatory approval in 2007.

CICA, CNLIC and SPLIC have calculated their risk based capital (RBC) in accordance with the National Association of Insurance Commissioners' Model Rule and the RBC rules as adopted by their respective state of domicile. The RBC as calculated for CICA, CNLIC and SPLIC as of December 31, 2006 exceeded levels requiring company or regulatory action.

7. REVOLVING LINE OF CREDIT AND TERM LOAN

On March 22, 2004, the Company entered into a revolving loan agreement with Regions Bank establishing a commitment for a line of credit of $30,000,000 that matured on March 22, 2005. It was extended at maturity until September 21, 2005.

On October 1, 2004, the Company entered into a Second Amendment to the Loan Agreement that converted into a term loan a $30 million advance against the line of credit made for the purpose of acquiring SPLIC. Under the term loan, the Company was required to repay the principal portion of the loan in ten semi-annual installments of $3,000,000 beginning on May 1, 2005. In April 2005, the term loan was paid off.

Documents to renew the line of credit through October 2007, and to increase the borrowing capacity to $75 million, were executed in November 2006. The line of credit provides for a maximum of $5,000,000 for general corporate purposes not related to acquisition of insurance companies. Although the line of credit was increased, additional borrowing above the $30 million amount will require the prior written approval of the holders of the Company's preferred stock. No amount was outstanding on this line at December 31, 2006.

8. CONVERTIBLE PREFERRED STOCK

On July 12, 2004, the Company completed a private placement of $12.5 million of Series A-1 Convertible Preferred Stock ("Series A-1 Preferred") to four unaffiliated institutional investors. The Company used the net proceeds from the sale of the Series A-1 Preferred as part of the purchase price for the acquisition of SPLIC (See Notes 7 and 9). Along with the Series A-1 Preferred, the Company also issued warrants to purchase 544,000 shares of Class A common stock, at an exercise price of $6.95 per share, and unit warrants to purchase Series A-2 Convertible Preferred Stock ("Series A-2 Preferred").

The conversion, exercise and redemption prices set forth in this Note 8, along with the numbers of shares and warrants (except for the 25,000 Series A-1 Preferred shares referenced below), have been adjusted for the respective stock dividends paid December 31, 2004 and December 30, 2005.

The 25,000 shares of Series A-1 Preferred carry a 4% per annum dividend, payable in cash or, if certain conditions are met, shares of the Company's Class A common stock. The Company has paid all of the preferred dividends through December 31, 2006 with Class A common stock.

The Company may, at its option, subject to certain conditions, increase the issued Series A-1 Preferred by $12.5 million to $25 million by requiring the investors to make additional payments for their shares of Series A-1 Preferred. To the extent the Company increases the issue from $12.5 million, the number of Class A common shares that may be purchased pursuant to the seven-year warrants would increase proportionately.

The Series A-1 Preferred and Series A-2 Preferred are convertible at the option of the investors at any time into shares of Class A common stock at a conversion price of $6.33 per share and a range from $6.11 to $7.26 per share, respectively, and each with a mandatory redemption in five years after their issuance if not converted prior to the redemption date. The Series A-1 Preferred can be converted into an aggregate of 1,975,000 Class A common shares. The Series A-2 Preferred can be converted into an aggregate number of shares based on a variable defined price.

The Series A-1 and A-2 Preferred stock is mandatorily redeemable in 2009. Both may also become redeemable at the option of the holder if certain conditions exist, as described below. Under either scenario, the shares may be redeemed in cash or shares of Class A common stock depending on the circumstances. If redeemed in stock, the redemption price is based on a defined formula.

The provisions of the Series A Preferred Stock require that if (i) at any time after the original issue date of the stock, the closing price of our Class A common stock for any 42 trading days, including a period not less than 5 consecutive trading days, is less than $4.80, or (ii) we issue Class A common stock or common stock equivalents for less than $6.11 per share, then the holders of the Series A Preferred Stock may require us to redeem their shares of Series A Preferred Stock at a price equal to the amount of the original holder's original investment, plus all accrued but unpaid dividends thereon to the date of payment and any applicable penalties. The preferred holders' right to require a redemption has not been triggered under clause (i) or clause (ii) above. If the right were to be triggered, that right would terminate if the price per share of Class A common stock exceeds certain defined amounts for certain specified periods of time.

We will be required to redeem any shares of the Series A Preferred Stock that remain outstanding on the fifth anniversary after their issuance at a price equal to the amount of the original holder's original investment, plus all accrued but unpaid dividends thereon to the date of such payment. If the average price is less than $3.50 per common share, the redemption must be in cash.

Another provision of the Series A Preferred Stock allows the preferred holders to require the Company to repurchase in cash (1) any shares of Series A Preferred Stock still held by the preferred shareholders and (2) any shares of Class A common stock still held by the preferred shareholders pursuant to the provisions of the Preferred Stock if certain defined "Events" or other conditions occur and are not cured within specified time periods. Those Events or conditions generally relate to the preferred holders' ability to resell their Class A common shares.

The unit warrants, which were also issued on July 12, 2004, entitled the investors to purchase from the Company up to $5 million of Series A-2 Preferred. Three of the four investors exercised their unit warrants, for an exercise price of approximately $3.75 million, before the unit warrants expired in October 2005. The three issuances of Series A-2 Preferred are convertible into Class A common stock at conversion prices equal to 110% of the average market closing prices of the Class A common stock for the 30 trading days before the respective dates of issuance of the Series A-2 Preferred to the three investors. The redemption period for the Series A-2 Preferred expires on July 12, 2009.

On July 7, 2005, the first of the three investors to do so exercised its unit warrant and purchased 1,338 shares of Series A-2 Preferred for $1,250,000, convertible into Class A common stock at $6.11 per common share, and seven year warrants to purchase 56,000 shares of Class A common stock at an exercise price of $6.72 per share.

On September 30, 2005, the second investor exercised its unit warrant, purchasing 1,338 shares of Series A-2 Preferred for $1,250,000, convertible into Class A common stock at $7.26 per common share, and seven year warrants to purchase 47,000 shares of Class A common stock at an exercise price of $7.99 per share.

In early October 2005, the third investor exercised its unit warrant, purchasing 1,338 shares of Series A-2 Preferred for $1,250,000, convertible into Class A common stock at $7.20 per common share, and seven year warrants to purchase 48,000 shares of Class A common stock at an exercise price of $7.92 per share.

In October 2005, the remaining series A-2 Preferred Stock and associated warrants expired without the fourth investor exercising its option. In connection with the issuance of Series A-1 Preferred and associated warrants in July 2004, the finders with respect to these transactions received, as part of the finders' compensation, warrants to purchase 99,000 shares of Series A common stock at an exercise price of $6.95 per share. In connection with the issuances of Series A-2 Preferred and associated warrants in 2005, the finders received, as part of the finders' compensation, warrants to purchase 28,000 shares of Class A common stock at exercise prices ranging from $6.72 to $7.99.

At July 12, 2004, the Company initially recognized deferred issuance costs of $1,486,000, a discount on the beneficial conversion feature of $3,073,000 and discounts on fair values of options and warrants of $2,719,000, respectively, as offsets against the $12.5 million issuance of the Series A-1 Preferred. The beneficial conversion feature represents the difference at July 12, 2004 between the fair value of the Citizens stock and the effective conversion price, taking into account embedded warrants and options based upon the number of shares to be converted at inception. This intrinsic value of the beneficial conversion feature at July 12, 2004 reduced the carrying value of the Series A-1 Preferred on the statement of financial position with an equal amount credited to the Class A common stock. In 2004 and 2005, these deferred issuance costs and discounts were amortized to the retained deficit over the period until redemption using the effective interest method. On July 7, 2005, September 30, 2005 and October 6, 2005, three of the four unaffiliated investors exercised their right to purchase the Series A-2 Convertible Preferred Stock. The Company recognized deferred issuance costs of $247,000 and a premium of $721,000 related to the liability for the option recorded at the date of the respective exercises.

At December 31, 2006 and 2005, there was $942,000 and $1,301,000 in unaccreted deferred issuance costs and $2,427,000 and $3,405,000 in unaccreted net discount costs, respectively. The redemption value of the series A-2 convertible stock was $16,251,000 at December 31, 2006.

The initial July 12, 2004 recognition of the beneficial conversion feature and discounts on fair values of options and warrants resulted in $3,073,000 of additional paid-in capital for the Class A common stock and $2,944,000 of liabilities for options and warrants. Changes in the fair value of options and warrants are recognized in the statement of operations with a corresponding change in the liabilities for options and warrants.

On September 30, 2004, the Company declared its initial 4% dividend to the Series A-1 Preferred shareholders. The Company paid the dividend by issuing 19,000 shares of its Class A common stock valued at $116,000. On December 31, 2004, the Company declared the second quarterly dividend, consisting of 21,000 shares of its Class A common Stock valued at $133,000. On March 31, 2005, the Company paid the third quarterly dividend, consisting of 24,000 shares of its Class A common stock valued at $131,000. On June 30, 2005, the Company paid the fourth quarterly dividend, consisting of 22,000 shares of its Class A common stock valued at $132,000. On September 30, 2005, the Company paid the fifth quarterly dividend, consisting of 20,000 shares of its Class A common stock valued at $131,000. Of this, 2,000 shares of Class A common stock valued at $11,000 were paid because of the unit warrant exercise and issuance of Series A-2 Preferred on July 7, 2005. On December 31, 2005, the Company paid the sixth quarterly dividend resulting in the issuance of 30,000 shares of its Class A common stock valued at $164,000. Of this, 7,000 shares of Class A common stock valued at $37,000 were paid to holders of the Series A-2 Preferred. On March 31, 2006, the Company paid our seventh quarterly dividend, resulting in the issuance of 33,000 shares of its Class A common stock valued at $172,000. Of this, 8,000 shares of the Class A common stock, valued at $40,000, were paid to the holders of the Series A-2 Preferred. On June 30, 2006, the Company paid our eighth quarterly dividend, resulting in the issuance of 35,000 shares of its Class A common stock valued at $173,000. Of this, 8,000 shares of the Class A common stock, valued at $40,000, were paid to the holders of the Series A-2 Preferred. On September 30, 2006, the Company paid our ninth quarterly dividend, resulting in the issuance of 30,000 shares of its Class A common stock valued at $174,000. Of this, 7,000 shares of the Class A common stock, valued at $40,000, were paid to the holders of the Series A-2 Preferred. On December 31, 2006, the Company paid our tenth quarterly dividend, resulting in the issuance of 25,000 shares of its Class A common stock valued at $167,000. Of this, 6,000 shares of the Class A common stock, valued at $39,000, were paid to the holders of the Series A-2 Preferred.

9. MERGERS AND ACQUISITIONS

On October 1, 2004, CICA acquired 100% of the outstanding common stock of SPLIC. The results of SPLIC (and its subsidiary, SPFIC) have been included in the consolidated financial statements since that date. SPLIC is a provider of home service life insurance products, primarily in Louisiana.

The aggregate purchase price was $85 million of cash, plus $1,013,000 of related expenses. To fund the acquisition, Citizens borrowed $30 million from Regions Bank under a line of credit it had established earlier in 2004, and loaned the money to CICA in exchange for a surplus debenture, plus made an $11 million capital contribution.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

ASSETS ACQUIRED AND LIABILITIES ASSUMED

AT OCTOBER 1, 2004	(IN THOUSANDS)
Investments	$ 251,721
Cash and cash equivalents	3,781
Accrued investment income	2,642
Other intangible assets	70
Cost of customer relationships acquired	33,942
Federal income tax recoverable	22
Property and equipment	613
Other assets	363
TOTAL ASSETS ACQUIRED	293,154
Future policy benefit reserves	192,445
Policy claims payable	3,714
Other policyholders' funds	1,475
Commissions payable	510
Deferred Federal income taxes	4,851
Other liabilities	4,146
TOTAL LIABILITIES ASSUMED	207,141
NET ASSETS ACQUIRED	$ 86,013

Of the acquired intangible assets, $70,000 was assigned to state insurance department licenses that are not subject to amortization and $33,942,000 was assigned to cost of customer relationships acquired that will be amortized over the anticipated premium paying period of the related policies. No goodwill was recognized.

The unaudited pro forma results from operations for the year ending December 31, 2004 as if SPLIC had been owned since January 1, 2004, are shown below.

UNAUDITED PRO FORMA RESULTS FROM OPERATIONS

(IN THOUSANDS)

	AS REPORTED	PRO FORMA
Revenue	$ 99,859	141,287
Net Income	7,732	12,552
Net Income Per Share	0.17	0.28

The per share amounts have been adjusted retroactively for all periods presented to reflect the change in capital structure resulting from 7% stock dividends paid in 2004.

10. COMMITMENTS AND CONTINGENCIES

CONTRACTUAL OBLIGATIONS

We have committed to the following contractual obligations as of December 31, 2006 with the payments due by the periods indicated below:

(IN THOUSANDS) YEARS ENDED DECEMBER 31, 2006, 2005 & 2004

	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Operating leases	$ 683	267	297	119	–
Other	2,336	2,292	44	–	–
Total operating and other leases	$ 3,019	2,559	341	119	–
Future policy benefit reserves:					
Life insurance	$ 473,355	176	987	9,258	462,934
Annuities	20,761	8,263	5,708	3,696	3,094
Accident and health	10,604	10,604	–	–	–
Total future policy benefit reserves	$ 504,720	19,043	6,695	12,954	466,028
Policy claims payable:					
Life insurance	$ 6,189	6,189	–	–	–
Accident and health	1,423	1,423	–	–	–
Casualty	1,836	1,836	–	–	–
Total policy claims payable	$ 9,448	9,448	–	–	–
Convertible preferred stock	$ 16,251	–	–	16,251	–
Total contractual obligations	$ 533,438	31,050	7,036	29,324	466,028

The payments related to the future policy benefits and policy claims payable reflected in the table above have been projected utilizing assumptions based upon our historical experience and anticipated future experience.

We are a defendant in a lawsuit originally filed on August 6, 1999 in the Texas District Court, Austin, Texas, now styled Citizens Insurance Company of America, Citizens, Inc., Harold E. Riley and Mark A. Oliver, Petitioners v. Fernando Hakim Daccach, Respondent, in which a class was originally certified by the trial court, and affirmed by the Court of Appeals for the Third District of Texas. We appealed the grant of class status to the Texas Supreme Court, and oral arguments occurred on October 21, 2004. On March 2, 2007, the Texas Supreme Court reversed the Court of Appeal's affirmation of the trial court's class certification order, decertified the class and remanded the case to the trial court for further proceedings consistent with the Texas Supreme Court's opinion. The suit alleges that certain life insurance policies that we made available by our primary life insurance subsidiary to non-U.S. residents, when combined with a policy feature that allows policy dividends to be assigned to two non-U.S. trusts for the purpose of accumulating ownership of our Class A common stock, along with allowing the policyholders to make additional contributions to the trusts, were actually offers and sales of securities that occurred in Texas by unregistered dealers in violation of the registration provisions of the Texas securities laws. The remedy sought was rescission and return of the insurance premium payments. We intend to continue to pursue a vigorous defense in any remaining proceeding. However, we expect financial exposure to us, if any, would be significantly less than had the purported class not been decertified.

We are also a party to various legal proceedings incidental to our business. We have been named as a defendant in various legal actions, including one lawsuit pursuing class certification filed in the United States District Court, Eastern District of Louisiana, on August 28, 2006, styled Abadie, et al v. Aegis Security Insurance Co., et al, seeking payments for claims denied by Security Plan Fire Insurance Company ("SPFIC") and other declaratory relief relevant to Hurricane Katrina. All property and casualty insurers in Louisiana were named in this lawsuit. On November 27, 2006, the trial court judge concluded that the flood exclusions contained in most, if not all, of the property and casualty insurance policies were ambiguous whether the exclusions pertained to flooding resulting from the negligence of third parties. As a result, the trial court judge concluded that the policies will provide coverage for all flooding resulting from the negligence of third parties. The trial court judge immediately certified his opinion for appeal. It is presently unknown whether the U.S. Court of Appeals for the Fifth Circuit will accept the appeal and, if so, what the briefing schedule will be for a resolution of this appeal. However, we assert, among other things, that the SPFIC policies' flood exclusion language should apply. We intend to vigorously defend the applicable flood exclusion language and defend against the proposed class certification. In the event of an adverse outcome, especially with regard to (a) whether the flooding is covered by the SPFIC policies and (b) whether this litigation is appropriate for class certification, the potential exposure to SPFIC, while not at this time quantifiable, could be substantial. Reserves for claims payable are based on the expected claim amount to be paid after a case-by-case review of the facts and circumstances relating to each claim. A contingency exists with regard to these reserves until the claims are adjudicated and paid.

11. SEGMENT AND OTHER OPERATING INFORMATION

The Company has three reportable segments: Life Insurance, Home Service Insurance, and Other Non-Insurance Enterprises. The accounting policies of the segments are in accordance with U.S. GAAP and are the same as those described in the summary of significant accounting policies. The Company evaluates profit and loss performance based on U.S. GAAP net income before federal income taxes for its three reportable segments.

The Life Insurance segment, consisting of ordinary whole-life policies, is sold primarily throughout Central and South America and Taiwan. Traditional ordinary life, credit life and final expense policies, are also marketed in the Midwest and southern U.S. The life insurance segment is aggregated from CICA and CNLIC. A majority of revenue in this segment is also comprised of blocks of business acquired in acquisitions. At June 30, 2006, the Company assumed a 50% share of a block of domestic policies with a face value of $22 million from an unaffiliated insurer. The Company has no assets, offices or employees outside of the U.S. and requires that all transactions be in U.S. Dollars paid in the U.S.

The Company's Home Service Insurance segment focuses on writing final expense ordinary life insurance utilizing the home service marketing distribution method, whereby approximately 350 employee-agents work on a route system to collect premiums and service policyholders. The Company also uses the home service method to write small property policies on Louisiana residents.

The measurement of segment profit and loss and segment assets do not include material transactions between segments. The Company has no reportable differences between segments and consolidated operations.

Prior to 2006, the Company operated separate segments for domestic and international life insurance. The Company has determined these segments should be combined as the operations have become less diversified, the marketing philosophies are similar and operations are under common management control. Additionally, internal analysis and reporting is based on total life insurance operations. Prior to 2004, the Company actively operated a fourth segment, Domestic Health. The Company transferred a majority of this business to a third party in 2004 under a coinsurance agreement effective January 1, 2004. The Company continues to have an insignificant amount of revenue from this business.

The following summary presents the Company's profit (loss) measurement from continuing operations for each reportable segment, along with certain components of that profit (loss) measurement, for the periods indicated.

PROFIT (LOSS) MEASUREMENT

(IN THOUSANDS)

	YEARS ENDED DECEMBER 31,		
	2006	2005	2004
Income (loss) before Federal income tax:			
Life Insurance	$ 10,803	4,715	5,842
Home Service Insurance.	3,531	5,902	2,609
Other Non-insurance Enterprises	(992)	1,179	(363)
TOTAL CONSOLIDATED INCOME BEFORE FEDERAL INCOME TAXES	$ 13,342	11,796	8,088

SELECTED COMPONENTS OF PROFIT MEASUREMENT

(IN THOUSANDS)

	YEARS ENDED DECEMBER 31,		
	2006	2005	2004
TOTAL REVENUE			
● Life Insurance	$ 105,747	90,649	86,468
● Home Service Insurance	51,235	49,655	12,556
● Other Non-Insurance Enterprises	1,077	1,809	835
TOTAL CONSOLIDATED REVENUE	$ 158,059	142,113	99,859
PREMIUM INCOME			
● Life Insurance	$ 90,479	78,592	70,117
● Home Service Insurance	38,017	37,682	9,797
● Other Non-Insurance Enterprises	–	–	–
TOTAL CONSOLIDATED PREMIUM INCOME	$ 128,496	116,274	79,914

SELECTED COMPONENTS OF PROFIT MEASUREMENT, CONTINUED

(IN THOUSANDS) YEARS ENDED DECEMBER 31,

	2006	2005	2004
NET INVESTMENT INCOME			
● Life Insurance	$ 14,243	11,780	13,950
● Home Service Insurance	12,232	11,573	2,876
● Other Non-Insurance Enterprises	500	215	179
TOTAL CONSOLIDATED NET INVESTMENT INCOME	$ 26,975	23,568	17,005
AMORTIZATION EXPENSE			
● Life Insurance	$ 12,102	11,424	11,726
● Home Service Insurance	3,939	4,770	849
● Other Non-Insurance Enterprises	–	–	–
TOTAL CONSOLIDATED AMORTIZATION EXPENSE	$ 16,041	16,194	12,575
REALIZED GAINS (LOSSES)			
● Life Insurance	$ 321	(105)	788
● Home Service Insurance	983	305	(398)
● Other Non-Insurance Enterprises	(18)	219	(1)
TOTAL CONSOLIDATED REALIZED GAINS (LOSSES)	$ 1,286	419	389

(IN THOUSANDS) AS OF DECEMBER 31,

ASSETS	2006	2005
● Life Insurance	$ 395,297	346,313
● Home Service Insurance	300,368	300,693
● Other Non-Insurance Enterprises	15,519	14,883
TOTAL	$ 711,184	661,889

Major categories of premiums are summarized as follows:

MAJOR CATEGORIES OF PREMIUMS

(IN THOUSANDS) YEARS ENDED DECEMBER 31,

	2006	2005	2004
PREMIUM INCOME:			
● Ordinary life	$ 122,277	110,519	77,377
● Group life	981	568	636
● Accident and health	1,461	1,560	788
● Casualty	3,777	3,627	1,113
TOTAL PREMIUM INCOME	$ 128,496	116,274	79,914

The following table sets forth the Company's total yearly earned premium by geographic area for the years indicated:

PREMIUM INCOME BY GEOGRAPHIC AREA
(IN THOUSANDS)

AREA	YEARS ENDED DECEMBER 31, 2006	2005	2004
United States	$ 56,717	59,562	35,376
Columbia	23,088	20,699	18,263
Taiwan	10,173	7,057	3,705
Argentina	9,060	8,476	8,490
Venezuela	8,995	7,228	6,482
Ecuador	7,482	5,296	3,665
Other Foreign Countries	23,666	21,252	18,686
Reinsurance	(10,685)	(13,296)	(14,753)
TOTAL	$128,496	116,274	79,914

12. INCOME TAXES

A reconciliation of Federal income tax expense computed by applying the Federal income tax rate of 34% to income before Federal income tax expense is as follows:

RECONCILIATION OF FEDERAL INCOME TAX EXPENSE
(IN THOUSANDS)

	YEARS ENDED DECEMBER 31, 2006	2005	2004
Expected tax expense	$ 4,536	4,011	2,750
Change in valuation allowance	41	1,102	(1,319)
Tax-exempt interest	(281)	(230)	(10)
Goodwill impairment loss	345	–	–
Change in fair value of options and warrants	83	(166)	(87)
Small life insurance company deduction	–	–	(103)
Adjustment of prior year taxes	(33)	(144)	(591)
Basis difference in investments	–	–	(314)
Other	(26)	(79)	30
FEDERAL INCOME TAX EXPENSE	$ 4,665	4,494	356

Income tax expense (benefit) for the years ended December 31, 2006, 2005 and 2004 consists of:

INCOME TAX EXPENSE (BENEFIT)
(IN THOUSANDS)

	2006	2005	2004
Current	$ 3,836	1,591	1,474
Deferred	829	2,903	(1,118)
	$ 4,665	4,494	356

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2006 and 2005 are presented below.

DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES
(IN THOUSANDS)

	2006	2005
DEFERRED TAX ASSETS:		
● Future policy benefit reserves	$ 21,309	21,126
● Net operating loss carryforwards	6,768	5,022
● Due and accrued dividends and expenses	935	562
● Investments available-for-sale	3,259	2,473
● Other	915	1,209
TOTAL GROSS DEFERRED TAX ASSETS	33,186	30,392
● Valuation allowance	(1,177)	(1,102)
TOTAL GROSS DEFERRED TAX ASSETS NET OF VALUATION ALLOWANCE	$ 32,009	29,290
DEFERRED TAX LIABILITIES:		
● Deferred policy acquisition costs, cost of customer relationships acquired and intangible assets	$ (31,064)	(28,127)
● Investments amortization	(1,956)	(2,770)
● Other	(487)	(14)
TOTAL GROSS DEFERRED TAX LIABILITIES	(33,507)	(30,911)
NET DEFERRED TAX (LIABILITY)	$ (1,498)	(1,621)

A summary of the changes in the components of deferred federal income taxes for 2006 and 2005 is as follows:

SUMMARY OF THE CHANGES IN THE COMPONENTS OF DEFERRED FEDERAL INCOME TAXES
(IN THOUSANDS)

	2006	2005
DEFERRED TAX ASSETS (LIABILITIES):		
Balance, January 1	$ (1,621)	(805)
SAB 108 adjustment (see note 1)	184	–
Adjusted balance at January 1	(1,437)	(805)
● Deferred tax expense	(829)	(2,903)
● Investments available-for-sale	768	2,087
BALANCE, DECEMBER 31	$ (1,498)	(1,621)

The Company and its subsidiaries had net operating losses at December 31, 2006 available to offset future taxable income of approximately $19.9 million for Federal income tax, substantially all of which expire through 2026. A portion of the net operating loss carryforward is subject to limitations under Section 382 of the Internal Revenue Code. At December 31, 2006 and 2005, the Company determined that as a result of the Company's income, projected future income, tax planning strategies, and the nature of the items from which its deferred tax assets are derived, it is more likely than not that its deferred tax assets, net of the established valuation allowance, would be realized. The Company established a valuation allowance for the net deferred tax asset, in the amount of $1.2 million, related to CNLIC as a result of the proposed sale of that company.

At December 31, 2006, the Company had accumulated approximately $3,291,000 in its "policyholders' surplus account." This is a special memorandum tax account into which certain amounts not previously taxed, under prior tax laws, were accumulated. No new additions will be made to this account. Federal income taxes will become payable thereon at the then current tax rate (a) when and if distributions to the shareholder, other than stock dividends and other limited exceptions, are made in excess of the accumulated previously taxed income; or (b) when a company ceases to be a life insurance company as defined by the Internal Revenue Code and such termination is not due to another life insurance company acquiring its assets in a nontaxable transaction. The Company does not anticipate any transactions that would cause any part of this amount to become taxable. However, should the balance at December 31, 2006 become taxable, the tax computed at present rates would be approximately $1,119,000.

The Company implemented SAB 108 as of January 1, 2006 and increased Federal income taxes payable by $253,000, from $448,000 to $701,000 as of that date.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimates of fair values are made at a specific point in time, based on relevant market prices and information about the financial instrument. The estimated fair values of financial instruments presented below are not necessarily indicative of the amounts the Company might realize in actual market transactions. The carrying amount and fair value for the financial assets and liabilities on the consolidated balance sheets at each year-end were as follows:

CARRYING AMOUNT AND FAIR VALUE FOR THE FINANCIAL ASSETS AND LIABILITIES

(IN THOUSANDS)	2006		2005	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
FIANACIAL ASSETS:				
• Fixed maturities	$ 488,318	488,318	457,571	459,075
• Equity securities	312	312	610	610
• Cash and cash equivalents	24,521	24,521	18,311	18,311
• Mortgage Loans	456	469	833	929
FINANCIAL LIABILITIES:				
• Annuities	20,761	20,761	19,440	19,440

Fair values for fixed income securities and equity securities are based on quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other assumptions, including the discount rate and estimates of future cash flows.

Mortgage loans are secured principally by residential properties. Weighted average interest rates for these loans as of December 31, 2006 and 2005, were approximately 8.4% and 8.9%, respectively, with maturities ranging from one to fifteen years. Management estimated the fair value using an interest rate of 6.25% at December 31, 2006 and 2005.

The carrying value and fair values for the Company's liabilities under annuity contract policies are the same as the interest rates credited to these products and are periodically adjusted by the Company to reflect market conditions. The fair value of liabilities under all insurance contracts are taken into consideration in the overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

Policy loans have a weighted average interest rate of 7.5% as of December 31, 2006 and 2005, and have no specified maturity dates. The aggregate fair value of policy loans approximates the carrying value reflected on the consolidated balance sheet. These loans typically carry an interest rate that is tied to the crediting rate applied to the related policy and contract reserves. Policy loans are an integral part of the life insurance policies that the Company has in force and cannot be valued separately.

For cash and cash equivalents, accrued investment income, amounts recoverable from reinsurers, other assets, federal income tax payable and receivable, dividend accumulations, commissions payable, amounts held on deposit, and other liabilities, the carrying amounts approximate fair value because of the short maturity of such financial instruments.

14. OTHER COMPREHENSIVE LOSS

The changes in the components of other comprehensive loss are reported net of income taxes of 34% for the periods indicated as follows:

OTHER COMPREHENSIVE LOSS

(IN THOUSANDS)	YEAR ENDED DECEMBER 31, 2006		
	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED LOSS ON SECURITIES:			
Unrealized holding loss arising during the period	$ (1,613)	548	(1,065)
Add: reclassification adjustment for gains included in net income	(1,434)	488	(946)
Unrealized gains on securities transferred during the period from)			
held-to-maturity to available-for-sale	$ 734	(250)	484
Change in tax valuation allowance	–	(18)	(18)
Other comprehensive loss	$ (2,313)	768	(1,545)

(IN THOUSANDS)	YEAR ENDED DECEMBER 31, 2005		
	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED LOSS ON SECURITIES:			
Unrealized holding loss arising during the period	$ (5,614)	1,909	(3,705)
Add: reclassification adjustment for gains included in net income	(525)	178	(347)
Other comprehensive loss	$ (6,139)	2,087	(4,052)

(IN THOUSANDS)	YEAR ENDED DECEMBER 31, 2004		
	PRE-TAX AMOUNT	TAX EFFECT	NET AMOUNT
UNREALIZED LOSS ON SECURITIES:			
Unrealized holding loss arising during the period	$ (2,699)	918	(1,781)
Add: reclassification adjustment for gains included in net income	(364)	124	(240)
Other comprehensive loss	$ (3,063)	1,042	(2,021)

15. PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan. Employees with one year of service can participate. Contributions are made at the Company's discretion and are subject to graded vesting. Employer contributions to the plan were $750,000, $500,000 and $300,000 in 2006, 2005 and 2004, respectively. The plan does not permit employee contributions.

16. RELATED PARTY TRANSACTIONS

The Company sponsors the Citizens, Inc. Stock Investment Plan (the "Plan"), which is administered by an independent third party. The Plan is a means for new and existing investors in Citizens, Inc. Class A Common Stock to purchase and sell shares at market prices. Each share purchased through the Plan is registered in the name of the investing shareholder, and dividends can be automatically reinvested. The Company offers the Plan to the Company's policyholders for automatic investment of policy benefits, including policyholder dividends. The Company does not have possession of, or control over, any amounts invested through the Plan.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table contains selected unaudited consolidated financial data for each calendar quarter.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(IN THOUSANDS)	2006			
FOURTH QUARTER	As reported on Form 10-Q	SAB 108 Adjustments (See Note 1)	Interperiod Adjustments	As Adjusted
Revenues	$ 43,270	955 A		
		162 B		
		216 C		44,603
Benefits and expenses	38,145	350 D	(589) E	
			65 F	37,971
Federal income tax expense	2,039	334	178	2,551
Net income	3,086	649	346	4,081
Net income available to common shareholders	2,585	649	346	3,580
Basic and diluted earnings per share	0.06	0.02	0.00	0.08

(IN THOUSANDS) THIRD QUARTER	2006 As reported on Form 10-Q	SAB 108 Adjustments (See Note 1)	Interperiod Adjustments	As Adjusted
Revenues	$ 38,485	(65) C	180 G	38,600
Benefits and expenses	34,522		65 F	
			48 E	
			(225) H	
			(135) I	34,275
Federal income tax expense	1,375	(22)	145	1,498
Net income	2,588	(43)	282	2,827
Net income available to common shareholders	2,080	(43)	282	2,319
Basic and diluted earnings per share	0.05	(0.00)	0.01	0.06

(IN THOUSANDS) SECOND QUARTER	2006 As reported on Form 10-Q	SAB 108 Adjustments (See Note 1)	Interperiod Adjustments	As Adjusted
Revenues	$ 38,196	(151) C		38,045
Benefits and expenses	37,000		65 F	
			75 H	
			38 I	
			(17) E	37,161
Federal income tax expense	242	(51)	(55)	136
Net income	954	(100)	(106)	748
Net income available to common shareholders	446	(100)	(106)	240
Basic and diluted earnings per share	0.01	(0.00)	(0.00)	0.01

(IN THOUSANDS) FIRST QUARTER	2006 As reported on Form 10-Q	SAB 108 Adjustments (See Note 1)	Interperiod Adjustments	As Adjusted
Revenues	$ 38,108	(955) A	(180) G	
		(162) B		36,811
Benefits and expenses	35,050	(350) D	(195) F	
			150 H	
			97 I	
			558 E	35,310
Federal income tax expense	1,009	(261)	(268)	480
Net income	2,049	(506)	(522)	1,021
Net income available to common shareholders	1,543	(506)	(522)	515
Basic and diluted earnings per share	0.04	(0.01)	(0.02)	0.01

The differences above between the amounts "as reported on Form 10-Q" and the amounts "as adjusted" consist of (1) corrections of prior year errors initially recorded during 2006 but subsequently moved to the beginning-of-year cumulative retained deficit adjustment pursuant to SAB 108 and (2) current year items initially recorded during 2006 in a quarter other than the quarter(s) in which they arose. These differences consist of the following:

A. Accrual of $955,000 due premium originally recorded in the first quarter, and then transferred to the SAB 108 adjustment in the fourth quarter. See note 1 B.

B. Accrual of $162,000 catastrophe reinsurance premium refund originally recorded in the first quarter, and then transferred to the SAB 108 adjustment in the fourth quarter. See note 1 E.

C. Accrual of $216,000 in reinsurance recoverables originally recorded in the second and third quarters, and then transferred to the SAB 108 adjustment in the fourth quarter. See note 1 E.

D. Impairment of $350,000 of intangibles originally recorded in the first quarter, and then transferred to the SAB 108 adjustment in the fourth quarter. See note 1 D.

E. Additional $589,000 amortization of cost of customer relationships recorded in the fourth quarter, but pertaining to the first, second, and third quarters.

F. $195,000 workers compensation insurance premium expensed in the first quarter, but pertaining to the second, third, and fourth quarters.

G. $180,000 impairment of an other long-term investment recorded in the third quarter, but pertaining to the first quarter.

H. Accrual of $225,000 interest expense on policyholder dividends recorded in the third quarter, but pertaining to the first and second quarters.

I. Correction of purchased lease accounting recorded in the third quarter, but pertaining to errors originating in the first and second quarters. See note 1 B.

All adjustments have been tax effected at 34%.

2005	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	$ 38,418	35,847	33,864	33,984
Benefits and expenses	32,944	33,601	33,140	30,632
Federal income tax expense	2,380	759	362	993
Net income	3,094	1,487	362	2,359
Net income (loss) available to common shareholders	2,596	999	(134)	1,865
Basic and diluted earnings per share	0.06	0.02	–	0.05

PERFORMANCE GRAPH

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG CITIZENS, INC., NYSE MARKET INDEX AND HEMSCOTT GROUP INDEX

The following graph represents a comparison of our preceding five-year cumulative total return, along with the total return of our peer group and a broad market index. The broad market index chosen was the NYSE Market Index. The peer group, which includes life, accident and health companies, was compiled by Hemscott Group Index.



DOLLARS
225
200
175
150
125
100
75
50
25
0
2001
2002
2003
2004
2005
2006
CITIZENS, INC.
HEMSCOTT GROUP INDEX
NYSE MARKET INDEX

ASSUMES $100 INVESTED ON JAN. 01, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2006

COMPARISON OF CUMULATIVE TOTAL RETURN OF ONE OR MORE COMPANIES, PEER GROUPS, INDUSTRY INDEXES AND/OR BROAD MARKETS

	2001	2002	2003	2004	2005	2006
Citizens, Inc.	100.00	68.15	91.64	66.21	56.65	68.60
Hemscott Group Index	100.00	68.09	95.74	114.74	142.99	196.62
NYSE Market Index	100.00	81.69	105.82	119.50	129.37	151.57

Source: HEMSCOTT, INC.
2108 Laburnum Avenue
Richmond, VA 23227

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We conduct operations as an insurance holding company emphasizing ordinary life insurance products in niche markets where we believe we can achieve competitive advantages. Our core operations include:

- the issuance of ordinary life insurance in U.S. Dollar-denominated amounts to foreign nationals with significant net worth; and
- offering final expense ordinary life insurance through the home service distribution channel in Louisiana.

We also offer ordinary life insurance products to middle income American families to individuals in the Midwest and southern U.S., as well as small face property policies in Louisiana. We operate through two segments as follows:

Life Insurance

For the past 30 years, CICA and its predecessors have participated in the foreign marketplace through the issuance of U.S. Dollar-denominated ordinary whole life insurance to foreign nationals. Traditionally, this market has focused on the top 3-5% of the population of a country in terms of income and net worth. In recent years, however, there has been a shift to encompass a broader spectrum of the population, as middle classes develop in South America. We make our insurance products available using third-party marketing organizations and third-party marketing consultants. The number of our producing third-party consultants has expanded over the years in this segment to approximately 2,150, and we presently receive applications from 36 countries outside of the U.S. Historically, the majority of our international business has come from Latin America. However, in 2004 the Pacific Rim began to represent a meaningful and growing source of new business, and in 2006 was the leading source of new premium income.



In 2006, our Life Insurance segment generated revenue of $105.7 million, which accounted for 66.9% of our total revenue. For the year ended December 31, 2005, this segment produced revenue of $90.6 million or 63.8% of our total revenue, compared to 2004 when it produced approximately $86.5 million or 86.6% of total revenue. The decrease in percentage of total revenue in 2005 compared to 2004 relates to the inclusion of Security Plan's results for the entire year of 2005, compared to revenues from Security Plan for only the fourth quarter of 2004. Our strategy in operating our Life Insurance segment is to increase new business written through our existing marketers as well as expand the number of countries from which we receive policy applications. Our international business grew at a double-digit pace during 2004 and 2005, and at a near double-digit pace in 2006. New annualized issued and paid premiums from the international market increased by more than 17.9% during 2005 compared to 2004, and increased an additional 9.4% during 2006 compared to 2005. The development of new markets in the Pacific Rim, particularly Taiwan, and the expansion of existing markets in Latin America were the primary contributors to the growth in this segment.

Through the domestic market of our Life Insurance segment, we provide ordinary whole life, credit life insurance, and final expense policies to middle income families or individuals in certain markets in the Midwest and southern U.S. The majority of our revenues in this segment are the result of acquisitions of domestic life insurance companies since 1987.

We also realize revenues from our investment portfolio. Life insurance companies earn profits on the investment float, which reflects the investment income earned on the premiums paid to the insurer between the time of receipt and the time benefits are paid out under policies. Changes in interest rates, changes in economic conditions and volatility in the capital markets can all impact the amount of earnings that we realize from our investment portfolio.



Home Service Insurance

Home Service Insurance. Through a subsidiary we acquired in October 2004, Security Plan, we provide final expense ordinary life insurance to middle to lower income individuals in Louisiana. Our policies in this segment are sold and serviced through the home service marketing distribution system utilizing employee-agents who work on a route system to collect premiums and service policyholders.

During 2006, revenue from this segment was $51.2 million, which accounted for 32.4% of our total revenue. For the year ended

December 31, 2005, revenue from this segment was $49.7 million or 34.9% of our total revenue. Our business strategy in this segment is to continue to serve existing customers in Louisiana as well as expand the business through new marketing management that we put in place in early 2005.

In August and September 2005, Hurricanes Katrina and Rita struck the Louisiana coast, causing significant damage and disruption to the New Orleans area. Management estimates one third of Security Plan's premium income was located in the affected area. Security Plan was not significantly impacted by death claims related to the storms (approximately $600,000); however, because of uncertainty regarding the collectability of future premiums from the area, we amortized approximately $2.3 million of cost of customer relationships acquired in the Security Plan acquisition during the third quarter of 2005 because of the decrease in collected premiums during the quarter. Ultimately, Security Plan closed the year with only a 4.5% decline in premium income compared to 2004. In 2006, premium income surpassed the 2005 level, reaching $38.0 million.

Security Plan's casualty subsidiary, SPFIC, was negatively impacted by Hurricanes Katrina and Rita. Through December 31, 2006, losses in excess of reinsurance amounted to more than $4.1 million, resulting in Security Plan infusing $4 million of additional capital into SPFIC. Recent legislative and judicial decrees have further extended the period for filing claims beyond that provided for under the contracts, as well as the damages covered, which could result in additional adverse development of these claims; however, SPFIC has increased its reserves relating to such claims to a level believed adequate. Due to this extended claims filing period, an incurred but not reported claim and LAE liability of $500,000 was recorded at December 31, 2006 to cover any claims filed in 2007.

Marketplace Conditions and Trends

Described below are some of the significant recent events and trends affecting the life insurance industry and the possible effects they may have on our future operations.

- As an increasing percentage of the world population reaches retirement age, we believe we will benefit from increased demand for living products rather than death products, as aging baby boomers will require cash accumulation to provide expenses to meet their lifetime needs. Our ordinary life products are designed for our policyowners to accumulate cash values to provide for living expenses in an insured's later years, while continuously providing a death benefit.

- The volatility in the equity markets over the past few years has posed a number of problems for some companies in the life insurance industry. Even though the capital markets have recovered, not all companies have participated evenly in the recovery. We historically have had minimal equity holdings, constituting less than 1% of total invested assets as of December 31, 2006 and 2005.

- Corporate bond defaults and credit downgrades, which have resulted in other-than-temporary impairments in the value of some securities, have had a material impact on life insurers in the past few years. We have not incurred significant losses from bond defaults for many years. The majority of our investment portfolio is held in debt instruments carrying the full faith and credit of the U.S. Government, or in U.S. Government-sponsored enterprises. Most of the municipal bonds we own are privately insured. We intend to manage our investment portfolio conservatively in the future in these type of debt instruments.

- Because of the trends described above coupled with increasing costs of regulatory compliance such as the Sarbanes-Oxley Act of 2002, we believe there is a trend towards consolidation of domestic life insurance companies. We believe this should be a benefit to our acquisition strategy because there should be more complementary acquisition candidates available for us to consider.

- Many of the events and trends affecting the life insurance industry have had an impact on the life reinsurance industry. These events led to a decline in the availability of reinsurance. While we currently cede a limited amount of our primary insurance business to reinsurers, we may find it difficult to obtain reinsurance in the future, forcing us to seek reinsurers who are more expensive to us. If we cannot obtain affordable reinsurance coverage, either our net exposures will increase or we would have to reduce our underwriting commitments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Significant Transactions

Cessation of Accident and Health Business

We entered into coinsurance agreements with an unaffiliated insurance company, effective January 1, 2004, and ceded approximately $14 million of our annual accident and health premium and corresponding benefits and claims. In consideration for these cessions, we made a closing settlement payment of $10,440,000 to the reinsurer in June 2004. Due to this cession, we also reduced our January 1, 2004 deferred policy acquisition costs, cost of customer relationships acquired and policy benefit reserves by $2,197,000, $2,886,000 and $14,960,000, respectively. We recorded an initial amount payable to the reinsurer of $10,440,000, resulting in a first quarter 2004 charge of $634,000 and a deferred gain of $72,000, which was amortized during 2004. The coinsurance agreements provide that this ceded business will revert to the reinsurer when parallel assumption reinsurance agreements are approved by the various state insurance departments holding jurisdiction. We also participate in future profits, if any, on the accident and health business subject to the coinsurance agreements over a 10-year period. During 2004, we recognized approximately $809,000 as profit under the agreements. No amounts were recognized in 2005 or 2006. During 2005, an agreement was reached to sell our subsidiary that holds 66% of ceded business to the reinsurer. In 2006, the Texas Department of Insurance recommended that the sale be deferred until 2007 to give the prospective buyer time to improve its operating results and level of capital. The remaining 34% of business would continue to cede under the coinsurance agreement.

Acquisition of Security Plan

The acquisition of Security Plan on October 1, 2004 was, at $85 million, our largest ever, and it provides a meaningful source of revenue and a solid asset base. We used a $30 million line of credit from Regions Bank to supplement available cash in completing the transaction. This debt was repaid in April 2005.



Management's Discussion and Analysis of Financial Condition and Results of Operations

Management continues to seek acquisitions that can add value to our Company, although at this time, we have no agreements or understandings with respect to any acquisition. Because of the growth in our asset base and level of capital, management expects to seek opportunities for larger acquisition transactions (those in the $50 million to $100 million purchase price range). Historically, Security Plan is made up of more than 100 such companies or books of business, and management expects to pursue such additional opportunities should they present themselves.

Consolidated Results

The following table sets forth our net income for periods indicated:

	YEARS ENDED DECEMBER 31		
	2006	2005	2004
Net Income (in thousands)	$ 8,677	$ 7,302	$ 7,732
Net Income per Class A & B Shares	$ 0.16	$ 0.13	$ 0.17
Change from previous year	18.8%	(5.6%)	147.3%

As further discussed below, increases in premium income, fueled by the writing of new life insurance premiums, as well as an increase in investment income, contributed to a 18.8% increase in earnings for 2006. A significant increase in Federal income tax expense, due to the establishment of a valuation allowance in 2005 contributed to 2005 net income approximating that of 2004.

Total revenues for 2006 were $158.1 million, an 11.2% increase over 2005 revenues of $142.1 million. Total revenues for 2004 were $99.9 million. The inclusion of Security Plan (Home Service segment) for all of 2005 contributed $49.7 million in revenues in 2005 and $51.2 million in 2006, compared to $12.6 million in 2004. Total revenues from our Life Insurance segment amounted to $105.7 million during 2006, compared to $90.6 million for 2005 and $86.5 million for 2004, reflecting continued growth in new business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Premium Income

Premium income during 2006 increased 10.5% to $128.5 million from $116.3 million in 2005, and $79.9 million in 2004. The 2006 increase was attributable to the new business written in 2005 and 2006 in the Life Insurance segment, which had $90.5 million of premium income during the year. The 2005 increase in premiums was primarily due to Security Plan being included for the entire year. New life insurance premiums, measured in issued and paid annualized premium, amounted to more than $27.9 million in 2006, up 6.4% over 2005. Additionally, improved persistency in the international life business contributed to the increase. In June 2006, we entered into a coinsurance agreement with an unaffiliated insurer, whereby we assumed $300,000 in annual premiums. The agreement provides that the ceding insurer may recapture the book of business in 15 years.

Net Investment Income

Net investment income increased 14.5% during 2006 to $27.0 million, compared to $23.6 million during 2005 and $17.0 million in 2004. Our Home Service Life segment's inclusion added $12.2 million to the 2006 results and $11.6 million to the 2005 results. Available returns were slightly higher during 2006 compared to 2005 and 2004. We continue to invest primarily in bonds of U.S. Government-sponsored enterprises, such as FNMA and FHLMC. Also, during 2005 and 2006, approximately $40 million of AAA-rated, tax-exempt municipal bonds were purchased, which generated tax-equivalent yields of 30-40 basis points higher than on agency instruments.

Reserves

The change in future policy benefit reserves increased from $23.6 million in 2005 to $30.7 million in 2006, predominantly due to an improvement in persistency on our international life business, as well as a change in product mix, which resulted in larger first year reserves. During 2005 and 2006, a shift in products sold occurred with the addition of sales in the Pacific Rim, which resulted in a more rapid rise in reserves. The change in future policy benefit reserves increased from $18.1 million in 2004 to $23.6 million in 2005, due predominantly to increased persistency on our business and an increase and change in product mix in new business. Sales of certain endowment products in the Taiwanese market, which build reserves at a much higher rate, contributed to the increase.



Policy Dividends

Policyholder dividends increased 12.4% during 2006 to $5.4 million from $4.8 million in 2005 and $4.1 million in 2004, due to improved persistency and the continued sale of participating ordinary whole life products. Virtually all of our policies on foreign nationals are participating, and the improvement in persistency and increase in new business on our international business have contributed to the growth in dividends. The dividends are factored into the premiums and have no impact on profitability.

Claims and Surrenders

As noted in the table below, claims and surrenders increased 8.8% from $51.7 million in 2005 to $56.3 million in 2006. The 2006 increase primarily related to increased endowments and higher casualty claims in SPFIC. The 2004 results were significantly lower due to SPLIC operations of only one quarter during 2004.

	YEARS ENDED DECEMBER 31 (In thousands)		
	2006	2005	2004
Death Claims	$ 21,686	$ 22,404	$ 10,224
Surrender Expenses	17,205	15,369	15,960
Endowments	10,786	9,021	7,509
Casualty Claims	5,194	3,685	562
Other Policy Benefits	849	780	752
Accident and Health Benefits	541	446	(60)
Total Claims & Surrenders	$ 56,261	$ 51,705	$ 34,947

Death benefits declined slightly in 2006 compared to 2005, despite the growth in our business written, because of more restrictive underwriting rules. Death benefits increased in 2005 compared to 2004 because Security Plan's operations were included for a full year in 2005, but only for three months in 2004.

The overall increase in claims and surrenders in 2006 is less than the overall growth in the Company's book of business. This lower rate contributed to improved profitability.

Policy surrenders increased 11.9% in 2006 to $17.2 million from $15.4 million in 2005. The 2005 results represented a 3.7% decrease over 2004 when surrenders amounted to $16.0 million. The small face amount size of our Home Service policies, coupled with the nature of the policies, is such that surrenders on that book of business are relatively low. However, the inclusion of this segment in 2006 added $1.4 million in surrender benefits to the 2005 results.

Endowment benefits increased 19.6% from $9.0 million in 2005 to $10.8 million in 2006. Endowments totaled $7.5 million in 2004. We have a series of international policies that carry an immediate endowment benefit of an amount elected by the policy owner. This endowment is factored into the premium of the policy and is paid annually. These benefits have been particularly popular in the Pacific Rim. Like policy dividends, endowments are factored into the premium and, as such, the increase should have no adverse impact on profitability.

Accident and health benefits of $541,000 in 2006 are nominal, and have been since the cession of the majority of our accident and health business in force according to coinsurance agreements effective January 1, 2004.

Casualty claims increased 67.7% in 2005 and 40.9% in 2006 due to Hurricanes Katrina and Rita in 2005 and subsequent adverse development in 2006. Of the 2006 casualty claims, $2.9 million were due to Hurricane Katrina, while in 2005, $1.2 million were due to Hurricanes Katrina and Rita.

Commissions

Commissions increased 8.2% during 2006 to $35.7 million from $33.0 million in 2005 and $21.3 million in 2004, primarily due to the new business issued during the period.

Underwriting, Acquisition and Insurance Expense

Underwriting, acquisition and insurance expenses increased 8.6% to $27.6 million in 2006 compared to $25.4 million during 2005. The increase was largely attributable to higher cost of employee benefits, higher accounting fees related to financial statement and Sarbanes-Oxley audits, and a larger contribution to the Company's profit sharing plan. Underwriting, acquisition and insurance expenses increased 46.2% to $25.4 million in 2005, compared to $17.4 million in 2004, due primarily to the inclusion of Security Plan for the entire year.



Management's Discussion and Analysis of Financial Condition and Results of Operations

Management is implementing cost reduction steps in the operations of Security Plan data processing. Conversion of Security Plan's administrative system to our data processing system is expected to be completed in mid-2007, which will permit greater economies of scale to be achieved.

Deferred Policy Acquisition Costs

Capitalized deferred policy acquisition costs increased 10.7% from $24.4 million in 2005 to $27.0 million in 2006. These costs were $17.2 million in 2004. The 2006 increase over 2005 was primarily related to the increase in new life production discussed above, and tracked consistently with the increase in commissions. Amortization of these costs was $11.4 million and $10.3 million, respectively, in 2006 and 2005. At our lead Life Insurance segment subsidiary, CICA, deferred acquisition cost assumptions had not been revised in several years. A new GAAP era was created for 2006 issues to reflect the better mortality and persistency being experienced in the last few years. At SPLIC, with the recent emphasis on new business and the higher first year commissions being paid, deferred policy acquisition cost capitalized increased $2.6 million in 2006.

Cost of Customer Relationships Acquired and Other Intangibles

Amortization of cost of customer relationships acquired and other intangibles decreased from $5.9 million in 2005 to $4.7 million in 2006. Amortization of these items related to Security Plan was $2.3 million in 2006 and $3.8 million for 2005. The decrease resulted from an increase in amortization of $2.3 million in 2005 related to the Louisiana hurricanes. In conjunction with this loss recognition, we revised our amortization methodology to (i) reduce projections of future collected premiums by approximately 49% and (ii) to amortize the acquired paid-up block over inforce balances, which resulted in a $400,000 decrease in amortization expense in 2006.



The goodwill of CNLIC, a reporting unit within the Life Insurance segment, showed that it was impaired at December 31, 2006. Due to significant declines in new business issued by CNLIC, the fair value of this reporting unit was below its carrying value. As a result, an impairment loss of $1,016,000 was recognized in the fourth quarter of 2006. The fair value of that reporting unit was estimated using the present value of estimated future cash flows.

Federal Income Tax

Federal income tax expense was $356,000, $4.5 million and $4.7 million in 2004, 2005 and 2006, respectively. This represents effective tax rates of 4.4%, 38.1% and 35.0%, respectively. In 2004, a previously established valuation allowance in the amount of $1.3 million was released, which reduced our effective tax rate by 16.3%. In 2005, a valuation allowance in the amount of $1.1 million was established, which added 9.3% to our effective tax rate. The 2005 allowance was due to the anticipated sale of CNLIC, which had a $1.1 million net deferred tax asset at December 31, 2005, primarily related to net operating losses that will not be available in future years as CNLIC will no longer be part of the Company's consolidated group. The 2006 tax rate is higher due to a write-off of $1.0 million of goodwill, which has no tax effect. (See Note 12 of the "Notes to Consolidated Financial Statements" for additional information on Federal income tax.)

Liquidity and Capital Resources

Liquidity refers to a company's ability to generate sufficient cash flows to meet the needs of its operations. Liquidity is managed on insurance operations to ensure stable and reliable sources of cash flows to meet obligations and is provided by a variety of sources.

Liquidity requirements of Citizens are met primarily by funds provided from operations. Premium deposits and revenues, investment income and investment maturities are the primary sources of funds, while investment purchases, policy benefits, and operating expenses are the primary uses of funds. We historically have not had to liquidate invested assets to provide cash flow. During the fourth quarter of 2005 and the first six months of 2006, however, SPFIC sold approximately $3.1 million of bonds in order to meet the cash outflow related to claims from Hurricanes Katrina and Rita. Such sales were not needed in the second half of 2006. Additionally, in early 2005, management chose to pay off the $30 million in debt incurred in the Security Plan transaction. Our investments consist primarily of marketable debt securities that could be readily converted to cash for liquidity needs.



Management's Discussion and Analysis of Financial Condition and Results of Operations

A primary liquidity concern is the risk of an extraordinary level of early policyholder withdrawals. We include provisions within our insurance policies, such as surrender charges, that help limit and discourage early withdrawals. Since these contractual withdrawals, as well as the level of surrenders experienced, were largely consistent with our assumptions in asset liability management, our associated cash outflows have to date not had an adverse impact on our overall liquidity. Individual life insurance policies are less susceptible to withdrawal than annuity reserves and deposit liabilities because policyholders may incur surrender charges and undergo a new underwriting process in order to obtain a new insurance policy. Cash flow projections and cash flow tests under various market interest rate scenarios are also performed annually to assist in evaluating liquidity needs and adequacy. We currently anticipate that available liquidity sources and future cash flows will be adequate to meet our needs for funds.

In the past, cash flows from our insurance operations have been sufficient to meet current needs. Cash flows from operating activities were $39.1 million and $34.5 million for the years ended December 31, 2006 and 2005, respectively. We have traditionally had significant cash flows from both scheduled and unscheduled investment security maturities, redemptions, and prepayments. These cash flows, for the most part, are reinvested in fixed income securities. Net cash outflows from investment activity totaled $33.6 million and $22.6 million for the years ended December 31, 2006 and 2005, respectively. The outflows from investing activities for the year ended December 31, 2006, primarily related to the investment of excess cash and cash equivalents generated from operations during 2006.

Stockholders' equity at December 31, 2006 was $139.6 million compared to $137.0 million at December 31, 2005. The 2006 increase is largely due to income earned during the period offset by an adjustment of $3.1 million related to the Company's implementation of SAB 108, a decrease in unrealized investment gains of $1.5 million, and the accretion of deferred issuance costs and discounts on preferred stock of $1.3 million.



Invested assets increased to $515.1 million at December 31, 2006 from $484.8 million at December 31, 2005. Invested assets grew by 6.2% during 2006. Fixed maturities are categorized into fixed maturities available-for-sale, which are valued at fair value.

Fixed maturities available-for-sale were 94.9% of invested assets at

December 31, 2006. During 2006, the Company sold a held-to-maturity bond, which resulted in a realized gain of $283,000. As of December 31, 2006, the Company transferred its remaining bond classified as held-to-maturity into its available-for-sale portfolio and recorded an increase in other comprehensive income of $484,000, net of tax.

Policy loans comprised 4.6% of invested assets at December 31, 2006 compared to 4.9% at December 31, 2005. These loans, which are secured by the underlying policy values, have yields ranging from 5% to 12% and maturities that are related to the maturity or termination of the applicable policies. Management believes that we maintain adequate liquidity despite the uncertain maturities of these loans.

Our cash balances at our primary depositories were significantly in excess of Federal Deposit Insurance Corporation coverage at December 31, 2006 and 2005. Management monitors the solvency of all financial institutions in which we have funds to minimize the exposure for loss. Management does not believe we are at significant risk for such a loss. During 2007, we intend to continue to utilize high grade commercial paper as a cash management tool to minimize excess cash balances and enhance returns.

In the wake of bankruptcy filings by large corporations several years ago, concern was raised regarding the use of certain off-balance sheet special purpose entities such as partnerships to hedge or conceal losses related to investment activity. We do not utilize special purpose entities as investment vehicles, nor are there any such entities in which we have an investment that engage in speculative activities of any description, and we do not use such investments to hedge our investment positions.

The NAIC has established minimum capital requirements in the form of Risk-Based Capital ("RBC"). Risk-based capital factors the type of business written by an insurance company, the quality of its assets, and various other aspects of an insurance company's business to develop a minimum level of capital called "authorized control level risk-based capital" and compares this level to an adjusted statutory capital that includes capital and surplus as reported under statutory accounting principles, plus certain investment reserves. Should the ratio of adjusted statutory capital to control level risk-based capital fall below 200%, a series



of actions by the affected company would begin. At December 31, 2006 and 2005, all of our insurance subsidiaries were above required minimum levels.

We signed a revolving line of credit agreement from Regions Bank for a $30 million credit facility for use in acquisitions in March 2004. On October 1, 2004, we entered into a Second Amendment to the Loan Agreement that converted into a term loan a $30 million advance against the line of credit made in connection with the acquisition of Security Plan. The loan was repaid in April 2005. In November 2006, we executed documents to renew the line of credit through October 2007, and to increase the borrowing capacity to $75 million. No amounts were outstanding at December 31, 2006. Provisions of the outstanding preferred stock issue limit the amount we can borrow without the holder's consent to $30 million. In the event we make a future acquisition, we could incur debt as we did in the Security Plan acquisition.

We have committed to the following contractual obligations as of December 31, 2006 with the payments due by the period indicated below:

CONTRACTUAL OBLIGATION		TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5YEARS	MORE THAN 5 YEARS
				(In thousands)		
Operating leases	$	683	267	297	119	-
Other		2,336	2,292	44	-	-
Total operating leases and other	$	3,019	2,559	341	119	-
FUTURE POLICY						
BENEFIT RESERVES:						
● Life insurance	$	473,355	176	987	9,258	462,934
● Annuities		20,761	8,263	5,708	3,696	3,094
● Accident and health		10,604	10,604	-	-	-
Total future policy benefit reserves	$	504,720	19,043	6,695	12,954	466,028
POLICY CLAIMS						
POLICY CLAIMS PAYABLE:						
● Life insurance	$	6,189	6,189	-	-	-
● Accident and health		1,423	1,423	-	-	-
● Casualty		1,836	1,836	-	-	-
Total policy claims payable	$	9,448	9,448	-	-	-
Convertible preferred stock	$	16,251	-	-	16,251	-
Total contractual obligations	$	533,438	31,050	7,036	29,324	466,028

The payments related to the future policy benefits and policy claims payable reflected in the table above have been projected utilizing assumptions based upon our historical experience and anticipated future experience.

Parent Company Liquidity and Capital Resources

We are a holding company and have had minimal operations of our own. Our assets consist of the capital stock of our subsidiaries. Accordingly, our cash flows depend upon the availability of statutorily permissible payments, primarily payments under management agreements from our two primary life insurance subsidiaries, CICA and Security Plan. The ability to make payments is limited by applicable laws and regulations of Colorado, the state in which CICA is domiciled, and Louisiana, the state in which Security Plan is domiciled, which subject insurance operations to significant regulatory restrictions. These laws and regulations require, among other things, that these insurance subsidiaries maintain minimum solvency requirements and limit the amount of dividends these subsidiaries can pay to the holding company. We historically have not relied upon dividends from subsidiaries for our cash flow needs and we do not intend to do so in the future.

In early 2007, Citizens, Inc. acquired approximately 17 acres of real estate adjacent to property already owned at Lake Buchanan, Texas, for $2.25 million. Management's estimates of the cost of renovation could exceed $1 million. This property will be developed with a view to generating future capital gains.



Critical Accounting Policies

Our critical accounting policies are as follows:

Policy Liabilities

Future policy benefit reserves have been computed by the net level premium method with assumptions as to investment yields, dividends on participating business, mortality and withdrawals based upon our industry experience. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of policy liabilities and the increase in future policy benefit reserves. Management's judgments and estimates for future policy benefit reserves provide for possible unfavorable deviation.

We continue to use the original assumptions (including a provision for the risk of adverse deviation) in subsequent periods to determine the changes in the liability for future policy benefits (the "lock-in concept") unless a premium deficiency exists. Management monitors these assumptions and has determined that a premium deficiency does not exist at December 31, 2006. Management believes that our policy liabilities and increase in future policy benefit reserves as of and for the years ended December 31, 2006, 2005 and 2004 are based upon assumptions, including a provision for the risk of adverse deviation, that do not warrant revision. The relative stability of these assumptions and management's analysis is discussed below.

Deferred Policy Acquisition Costs

Acquisition costs, consisting of commissions and policy issuance, underwriting and agency expenses that relate to and vary with the production of new business, are deferred. These deferred policy acquisition costs are amortized primarily over the estimated premium paying period of the related policies in proportion to the ratio of the annual premium recognized to the total premium revenue anticipated, using the same assumptions as were used in computing liabilities for future policy benefits.

We utilize the factor method to determine the amount of costs to be capitalized and the ending asset balance. The factor method is based on the ratio of premium revenue recognized for the policies in force at the end of each reporting period compared to the premium revenue recognized for policies in force at the beginning of the reporting period. The factor method ensures that policies that lapsed or surrendered during the reporting period are no longer included in the deferred policy acquisition costs calculation. The factor method limits the amount of deferred costs to its estimated realizable value, provided actual experience is comparable to that contemplated in the factors.



Inherent in the capitalization and amortization of deferred

policy acquisition costs are certain management judgments about what acquisition costs are deferred, the ending asset balance and the annual amortization. Over 80% of our capitalized deferred acquisition costs are attributed to first year excess commissions. The remaining 20% are attributed to costs that vary with and are directly related to the acquisition of new and renewal insurance business. Those costs generally include costs related to the production, underwriting and issuance of new business.

A recoverability test that considers, among other things, actual experience and projected future experience is performed at least annually by third party actuarial consultants. These annual recoverability tests initially calculate the available premium (gross premium less benefit net premium less percent of premium expense) for the next 30 years. The available premium per policy and the deferred policy acquisition costs per policy are then calculated. The deferred policy acquisition costs are then evaluated over two methods utilizing reasonable assumptions and two other methods using pessimistic assumptions. The two methods using reasonable assumptions illustrate an early-deferred policy acquisition recoverability period. The two methods utilizing pessimistic assumptions still support early recoverability of our aggregate deferred policy acquisition costs. Based upon the analysis performed to only capitalize expenses that vary with and are directly related to the acquisition of new and renewal insurance business, utilization of the factor method and annual recoverability testing, management believes that our deferred policy acquisition costs and related amortization as of and for the years ended December 31, 2006, 2005 and 2004 limits the amount of deferred costs to its estimated realizable value.

Valuation of Investments in Fixed Maturity and Equity Securities

Fixed maturities consist primarily of bonds. Prior to December 31, 2006, fixed maturities that the Company had the ability and intent to hold to maturity were carried at amortized cost. Fixed maturities that may be sold prior to maturity to support the Company's investment strategies are considered held as available-for-sale and carried at fair value as of the balance sheet date. Equity securities (including non-redeemable preferred stock) are considered available-for-sale and are reported at fair value.



Additionally, at December 31, 2006, 67.2% of our fixed maturity securities were invested in securities backed by the full faith and credit of the U.S.

Government or U.S. Government-sponsored entities. We evaluate the carrying value of our fixed maturity and equity securities at least quarterly. A decline in the fair value of any fixed maturity or equity security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security. The new cost basis is not changed for subsequent recoveries in the fair value of the fixed maturity or equity security. With the exception of Security Plan, the majority of investments of our subsidiaries are in bonds that carry the full faith and credit of the U.S. Government or U.S. Government-sponsored enterprises. Security Plan has significant investments in corporate and municipal bonds. Based upon our emphasis on investing in fixed maturity securities primarily composed of obligations of U.S. Government sponsored corporation, U.S. Treasury securities and obligations of the U.S. Government and agencies, our intent and ability to hold our investments to full recovery, and our analysis whether declines in fair value below cost are temporary or other than temporary, management believes that our investments in fixed maturity and equity securities at December 31, 2006 are not impaired, and no "other-than-temporary losses" existed at December 31, 2006.

Accounting Pronouncements

In September 2005, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 05-1, *Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts* (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and For Realized Gains and Losses from the Sale of Investments.* SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. Under SOP 05-1, modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. A replacement contract that is substantially changed will be accounted for as an extinguishment of the replaced contract resulting in a release of unamortized deferred acquisition costs and unearned inducements associated with the replaced contract. The guidance in SOP 05-1 will be applied



prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company does not currently write replacement contracts; therefore, implementation of SOP 05-1 will not have a material impact on the Company's consolidated financial statements.

In September 2005, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached consensus on Issue No. 05-8, *Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature* (EITF 05-8). EITF 05-8 concludes that (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid in capital. EITF 05-8 was to be applied retrospectively for all instruments with a beneficial conversion feature accounted for in accordance with EITF Issue No. 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios*, and EITF Issue No. 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments*, and was effective for periods beginning after December 15, 2005. The Company's Series A-1 was Convertible Preferred Stock has a beneficial conversion feature, and we implemented EITF 05-8 in the first quarter of 2006. The implementation did not have a material impact on the financial position, results of operations or liquidity of the Company.

In June 2005, the FASB completed its review of EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (EITF 03-1). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity* Securities (SFAS 115), that are impaired at the balance sheet date, but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but has issued FASB Staff Position (FSP) 115-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments* (FSP 115-1), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. FSP 115-1 is effective on a prospective basis for other-than-temporary impairments on certain investments in periods beginning after December 15, 2005. The Company has no investments that are impaired under EITF Issue No. 03-1 and adoption of FSP 115-1 did not have a material impact on our consolidated financial statements.

In June 2005, the EITF reached consensus on Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* (EITF 04-5). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. The adoption of this provision of EITF 04-5 did not have a material impact on the Company's consolidated financial statements. EITF 04-5 was required to be adopted by January 1, 2006 for all other limited partnerships through a cumulative effect of a change in accounting principle recorded in opening equity or it could have been applied retrospectively by adjusting prior period financial statements. The adoption of this provision of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 2 and FASB Statement No. 3* (SFAS 154). The statement requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 did not have any impact on the Company's consolidated financial statements.

At the September 2004 meeting, the EITF reached a consensus with respect to Issue No. 04-8, *Accounting Issues Related to Certain features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share* (EITF 04-8). This Issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share (EPS). The adoption of EITF 04-8 did not reduce the Company's EPS in 2006.

On September 13, 2006, the SEC released SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.*

The issuance provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There are two common approaches used to quantify such errors. Under the first approach, the rollover approach, the error(s) are quantified as the amount by which the current year income statement is misstated. The second approach, the iron curtain approach, quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on either approach can produce results that are still misleading. This is possible by either accumulating errors on the balance sheet that may not have been material to any individual income statement, but which nonetheless may misstate one or more balance sheet accounts or by disregarding the effects of errors in the current year income statement that result from the correction of an error existing in previously issued financial statements.

SAB 108 requires companies to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. This quantification is performed using both a balance sheet and an income statement approach, and errors are to be evaluated under each approach. Thus, a registrant's financial statements would require adjustment when either approach results in quantifying a material misstatement after considering all relevant quantitative and qualitative factors.

The Company adopted SAB 108 effective January 1, 2006. As such, the Company has evaluated the balance sheet and prior period income statements to determine if any material misstatements had occurred. The Company identified misstatements in several balance sheet accounts, but determined that no errors were material to any prior year; therefore, prior year financial statements did not require amendment. The Company's SAB 108 adjustment increased the retained deficit by $3.1 million at January 1, 2006. (See Accounting Pronouncements, Section 1 of the Notes to Consolidated Financial Statements for the detailed accounting of our SAB 108 adjustments.)



In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. However, FAS 157 does not require new fair value measurements. The guidance in FAS 157 will be applied prospectively with the exception of certain financial and hybrid instruments measured at initial recognition under FAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and for block discounts of financial instruments. Additionally, FAS 157 will increase the disclosures required. The pronouncement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of FAS 157 on the Company's financial instruments and its consolidated financial statements.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (FAS 159). FAS 159 permits the option to measure most financial instruments and certain other items at fair value at specified election dates. The change in value represents the unrealized gains and losses that will be included in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating its assets and liabilities to determine which financial instruments, if any, are eligible to account for at fair value under FAS 159 and the related impact on the Company's consolidated financial statements.

On July 13, 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* (FIN 48), which clarifies the accounting for uncertainty in income tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures. The effective date of this implementation guidance is January 1, 2007, with the cumulative effect of the change in accounting principles recorded as an adjustment to opening retained earnings. The implementation of FIN 48 will not be material to the Company's consolidated financial condition.



END


CITIZENS
INC


Guanima
Cancri